UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the matter of:	X File No. 812-14087
:
ProShare Advisors LLC	:
ProShares Trust	X
SEI Investments Distribution Co.

Second Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for (i) an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and

Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act and (ii) under Section 12(d)(1)(J) of the Act for an exemption from

Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

All communications and orders to:

Amy R. Doberman

ProShare Advisors LLC

7501 Wisconsin Avenue, Suite 1000E

Bethesda, MD 20814

With a copy to:

Robert J. Borzone, Jr.

ProShare Advisors LLC

7501 Wisconsin Avenue, Suite 1000E

Bethesda, MD 20814

Page 1 of 65 sequentially numbered pages (including exhibits).

As filed with the U.S. Securities and Exchange Commission on May 14, 2013

TABLE OF CONTENTS

I.	INTRODUCTION	4
	A. Summary of Application	4
	B. Comparability of Relief Sought to Prior Relief Granted by the Commission	6
II.	BACKGROUND	6
	A. General	7
	B. The Adviser	9
	C. The Distributor	9
	D. Administrator, Custodian, Fund Accountant, Transfer Agent, Dividend Disbursing Agent and Securities Lending Agent	9
	E. Special Considerations Applicable to Self-Indexing Funds	10
	F. Capital Structure and Voting Rights; Book Entry	14
	G. Investment Objectives and Policies	15
	1 General	15
	2 Securities in Self-Indexing Fund’s 20% Investments	16
	3 Depositary Receipts	17
	4 Long/Short Self-Indexing Funds	17
	H. Exchange Listing	18
	I. Sales of Shares	18
	1 General	18
	2 Purchase and Redemption of Creation Units	18
	3 Transaction Fees	21
	4 Section 12(d)(1) Disclosure	22
	5 Purchase of Creation Units; General	22
	6 Placement and Acceptance of Creation Unit Purchase Orders	22
	7 Rejection of Creation Unit Purchase Orders	24
	J. Pricing	25
	K. Redemption	25
	L. Dividend Reinvestment Service	26
	M. Shareholder Transaction and Distribution Expenses	27
	N. Shareholder Reports	27
	O. Availability of Information Regarding Shares and Underlying Indexes	27
	P. Public Representations	30
	Q. Procedure by Which Shares Will Reach Investors; Disclosure Documents	31
III.	RELIEF REQUESTED RELATED TO THE ESTABLISHMENT AND OPERATION OF THE FUNDS AS ETFS AND PURCHASES AND SALES OF THEIR SHARES IN EXCESS OF THE LIMITS IMPOSED BY SECTION 12(d)(1) OF THE ACT.	32
	A. Summary of this Application Relating to the Establishment and Operation of the Self-Indexing Funds as ETFs	32

	B. Summary of this Application with Respect to Section 12(d)(1) of the Act	34
	C. Benefits of the Proposal	34
	1 General.	34
	2 Intra-Day Trading	34
	3 Maintaining a Competitive Position in the International Financial Community	35
	4 Introducing Additional Competition into the U.S. ETF Market	35
	D. The Trust and its Self-Indexing Funds Do Not Raise Concerns	35

	1 Structure and Operation of The Trust and its Self-Indexing Funds Compared to Prior ETFs	35
	(a) Portfolio Transparency, “Front Running” and “Free Riding.”	36
	(b) Arbitrage Mechanism.	36
	2 Investor Uses and Benefits of Products	37
	3 The Commission Should Grant the Exemptive Relief Requested in this Application	37
IV.	REQUEST FOR ORDER	37
	A. Legal Analysis: ETF Relief	37
	1 Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)	37
	2 Exemption from the Provisions of Section 22(d) and Rule 22c-1	39
	3 Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)	40
	4 Exemption from the Provisions of Section 22(e) of the Act	43
	B. Legal Analysis: Fund of Funds Relief	45
	1 Exemption from the Provisions of Section 12(d)(1) of the Act	45
	(a) Exemption Under Section 12(d)(1)(J) of the Act	46
	(b) Concerns Underlying Section 12(d)(1)(J)	46
	2 Sections 17(a), 17(b) and 6(c) of the Act	50
V.	EXPRESS CONDITIONS TO THIS APPLICATION	52
	A. ETF Relief	52
	B. Section 12(d)(1) Relief	53
VI.	NAMES AND ADDRESSES	56

I.	INTRODUCTION

A.	Summary of Application

In this second amended application (“Application”), ProShares Trust (“Trust”), ProShare Advisors LLC (“Current Adviser”) and SEI Investments Distribution Co. (“Distributor”, and together with the Trust and the Current Adviser, “Applicants”)1 apply for and request from the U.S. Securities and Exchange Commission (“Commission”) an order (i) under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 thereunder, (ii) under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act and (iii) under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (referred to herein as the “Order”).

The Order, if granted, would permit:

(a) Self-Indexing Funds (defined below) to issue their shares (“Shares”) in large aggregations only (“Creation Units”);

(b) secondary market transactions in Shares to be effected at negotiated market prices rather than at net asset value (“NAV”) on a national securities exchange as defined in Section 2(a)(26) of the Act (“Exchange”), such as NYSE Arca, Inc. and NYSE Arca Marketplace, LLC (collectively, “NYSE Arca”), BATS Exchange, Inc. (“BATS”), and The Nasdaq Stock Market, Inc. (“NASDAQ”);

(c) certain affiliated persons of the open-end investment company described herein to deposit securities into, and receive securities from, such investment company, in connection with the purchase and redemption of aggregations of Shares of such investment company;

(d) the payment or satisfaction of redemptions in periods exceeding seven (7) calendar days under specified limited circumstances;

(e) registered management investment companies and unit investment trusts (“UITs”) that are not advised or sponsored by an Adviser (as defined below), and not part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act as the Self-Indexing Funds (such management investment companies are referred to as “Investing Management Companies,” such UITs are referred to as “Investing Trusts,” and Investing Management Companies and Investing Trusts are collectively referred to as “Funds of Funds”), to acquire Shares beyond the limits of Section 12(d)(1)(A) and (B) of the Act; and

(f) the Self-Indexing Funds (defined herein), and any principal underwriter for the Self-Indexing Funds, and/or any broker dealer (“Broker”) registered under the Securities Exchange Act of 1934, as amended (“Exchange Act”), to sell Shares to Funds of Funds beyond the limits of Section 12(d)(1)(B) of the Act.

1 All existing entities that intend to rely on the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Order.

Applicants believe that (i) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (ii) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the policy of each Self-Indexing Fund (defined herein) and will be consistent with the investment objectives and policies of each Fund of Funds and that the proposed transactions are consistent with the general purposes of the Act; and (iii) with respect to the relief requested under Section 12(d)(1)(J) of the Act, the requested exemption is consistent with the public interest and the protection of investors.

The relief requested by Applicants with respect to Sections 2(a)(32), 5(a)(1), 17(a)(1), 17(a)(2), 22(d) and 22(e) of the Act and Rule 22c-1 thereunder will be referred to herein as “ETF Relief” and the relief requested with respect to Sections 12(d)(1)(A), 12(d)(1)(B) and 17(a) of the Act will be referred to herein as “12(d)(1) Relief.” The ETF Relief and 12(d)(1) Relief collectively, will be referred to herein as “Relief.”

Applicants seek the Order to create and operate one or more funds that operate as index-based exchange traded funds and offer Shares and for which an Affiliated Index Provider (as defined below), will serve as the index provider (each a “Self-Indexing Fund”).

Applicants request that the Order apply to the first Self-Indexing Fund of the Trust (“Initial Self-Indexing Fund”) as well as any additional series of the Trust and any other open-end management investment companies or series thereof that may be created in the future (“Future Self-Indexing Funds”) (a) that operate as exchange-traded funds, (b) that track a specified domestic equity securities index (“Domestic Equity Funds”) or a domestic fixed income index (“Domestic Fixed Income Funds,” and together “Domestic Funds”) or a foreign equity securities index (“International Equity Funds”) or a foreign fixed income index (“International Fixed Income Funds,” and together “International Funds”) or Underlying Indexes (as defined below) that include foreign and domestic equity or fixed income securities (“Global Equity Funds” or “Global Fixed Income Funds,” respectively, and together “Global Funds”), and (c) for which an Affiliated Index Provider (as defined below) will serve as the index provider. Funds based on Underlying Indexes that include equity and fixed income securities are “Blended Funds.”2 Any Future Self-Indexing Fund will (a) be advised by the Current Adviser or an entity controlling, controlled by, or under common control with the Current Adviser (each, an “Adviser”)and (b) comply with the terms and conditions of this Application.

2 For purposes of this Application, the Component Securities (as defined below) of Underlying Indexes used for Domestic Funds are those that principally trade in the U.S. The Component Securities of Underlying Indexes used for International Funds will principally trade in a market other than the U.S. Certain of the Component Securities of Underlying Indexes used for Global Funds will trade in the U.S. while others will trade in a market other than the U.S.

B.	Comparability of Relief Sought to Prior Relief Granted by the Commission

Applicants seek Relief substantially similar to the relief granted by the Commission to other open end management investment companies commonly referred to as “exchange traded funds” (“ETFs”), including PIMCO ETF Trust, Old Mutual Global Shares Trust, Global X Funds, Javelin Exchange-Traded Trust, ALPS ETF Trust, iShares Trust, SSgA Funds Management, NETS Trust and PowerShares Exchange Traded Fund Trust (collectively, “Prior Index-Based ETFs”). Applicants further seek Relief with respect to the Self-Indexing Funds substantially similar to the relief granted by the Commission to ETFs issued by IndexIQ ETF Trust, WisdomTree Trust and Market Vectors ETF Trust (collectively, “Prior Self-Indexing ETFs”). Applicants also seek Relief with respect to Long/Short Funds substantially similar to the relief granted by the Commission to ETFs issued by FQF Trust (collectively, “Prior Long/Short ETFs”).3 The Prior Index-Based ETFs, Prior Self-Indexing ETFs and Prior Long/Short ETFs are collectively referred to herein as the “Prior ETFs”.4

No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

II.	BACKGROUND

3 In the Matter of FQF Trust, et al., Investment Company Act Release Nos. 29720 (July 11, 2011) (notice) and 29747 (August 5, 2011) (order).

4 Pacific Investment Management Company LLC, et al., Investment Company Act Release Nos. 28723 (May 11, 2009) (notice) and 28752 (June 1, 2009) (order); Old Mutual Global Shares Trust, et al., Investment Company Act Release Nos. 28847 (August 12, 2009) (notice) and 28898 (Sep. 9, 2009) (order); Global X Funds, et al., Investment Company Act Release Nos. 28378 (Sep. 10, 2008) (notice) and 28433 (October 3, 2008) (order); Javelin Exchange-Traded Trust, et al., Investment Company Act Release Nos. 28350 (July 31, 2008) (notice) and 28367 (August 26, 2008) (order); ALPS Advisers, Inc., et al., Investment Company Act Release Nos. 28235 (April 9, 2008) (notice) and 28262 (May 1, 2008) (order); Barclays Global Fund Advisors, Investment Company Act Release Nos. 24394 (April 17, 2000) (notice) and 24451 (May 12, 2000) (order); Barclays Global Fund Advisors, Investment Company Act Release Nos. 24393 (April 17, 2000) (notice) and 24452 (May 12, 2000) (order); Barclays Global Fund Advisors, et al., Investment Company Act Release Nos. 25594 (May 29, 2002) (notice) and 25622 (June 25, 2002) (order), as subsequently amended by iShares Trust, et al., Investment Company Act Release Nos. 25969 (March 21, 2003) (notice) and 26006 (Apr. 15, 2003) (order), Barclays Global Fund Advisors, et al., Investment Company Act Release Nos. 26151 (August 15, 2003) and 26175 (Sept. 8, 2003) (order), and Barclays Global Fund Advisors, et al., Investment Company Act Release Nos. 27387 (June 1, 2006) (notice) and 27417 (June 23, 2006) (order); NETS Trust, et al., Investment Company Act Release Nos. 28166 (Feb. 25, 2008) (notice) and 28195 (March 17, 2008) (order); SSgA Funds Management, Inc. et al., Investment Company Act Release Nos. 27809 (April 30, 2007) (notice) and 27839 (May 25, 2007) (order); PowerShares Exchange-Traded Fund Trust, et al., Investment Company Act Release Nos. 25961 (March 4, 2003) (notice) and 25985 (March 28, 2003) (order), PowerShares Exchange-Traded Fund Trust, et al., Investment Company Act Release Nos. 27811 (April 30, 2007) (notice) and 27841 (May 25, 2007) (order); In the Matter of WisdomTree Investments Inc., et al., Investment Company Act Release Nos. 27324 (May 18, 2006) (notice) and 27391 (June 12, 2006) (order) (“WisdomTree Order”); In the Matter of IndexIQ ETF Trust, et al., Investment Company Act Release Nos. 28638 (Feb. 27, 2009) (notice) and 28653 (March 20, 2009) (order) (“IndexIQ Order”) and Van Eck Associates Corporation, et al., et al., Investment Company Act Release Nos. 29455 (Oct. 1, 2010) (notice) and 29490 (Oct. 26, 2010) (order) (“Market Vectors Order”). The WisdomTree Order, IndexIQ Order and Market Vectors Order are collectively referred to herein as the “Prior Self-Indexing Orders” and the orders cited above are collectively referred to herein as the “Prior Index-Based Orders.”

A.	General

The Trust is a statutory trust organized under the laws of the State of Delaware and is registered with the Commission as a series open-end management investment company. Each Self-Indexing Fund will have a distinct investment objective to track a particular index and will utilize either a replication or representative sampling strategy. The Trust will offer one or more Self-Indexing Funds, each of which will operate as an ETF. The Trust is managed by a board of trustees (the “Board”).

The Trust is registered with the Commission as an open-end management investment company and offers and sells Shares pursuant to a registration statement on Form N-1A filed with the Commission under the Securities Act of 1933 (the “Securities Act”) and the Act (the “Registration Statement”).

Each Self-Indexing Fund will seek to provide investment returns that correspond, before fees and expenses, generally to the performance of a specified equity and/or a specified fixed income securities index (each an “Underlying Index” and collectively, “Underlying Indexes”). Each Self-Indexing Fund will hold certain securities (“Portfolio Securities”) selected to correspond generally to the performance of its Underlying Index. Certain of the Self-Indexing Funds will be based on Underlying Indexes which will be comprised of domestic and/or foreign equity and/or fixed income securities.

The Initial Self-Indexing Fund will be linked to an Underlying Index that reflects long positions in certain corporate fixed income securities and short positions with respect to certain US Treasury Securities. These long and short positions will be structured to provide investors with the ability to benefit from improving credit conditions in the corporate fixed income market.

The Trust will issue, with respect to each Self-Indexing Fund on a continuous offering basis, Creation Units (generally, at least 25,000 Shares). The size of a Creation Unit for each Self-Indexing Fund will initially be determined by the Adviser, in part on the estimated initial trading price per individual Share of such Self-Indexing Fund and the size of Creation Units for other ETFs trading at that time, as well as each Self-Indexing Fund’s target audience.5 Applicants expect that the initial price of a Creation Unit for Future Self-Indexing Funds will typically be a minimum of $1 million. Applicants expect that the initial price of a Creation Unit will typically fall in the range of $1 million to $15 million, and that the initial trading price per individual Share of each Self-Indexing Fund will typically fall in the range of $15 to $100. Individual Shares will not be individually redeemable. Only Shares assembled into Creation Units will be redeemable, but Creation Units will not be listed or traded. Applicants intend that the initial NAV of the Shares will be established per Share at a level convenient for trading purposes.

5 The size of a Creation Unit as stated in a Self-Indexing Fund’s Prospectus may be changed, from time to time if the individual Share price of such Self-Indexing Fund increases to such an extent that the Creation Unit price becomes unappealing to investors and arbitrageurs seeking to create or redeem.

Shares of each Self-Indexing Fund will be listed and traded individually on an Exchange. It is expected that one or more member firms of an Exchange will be designated to act as market makers and maintain a market for Shares trading on the Exchange. If NYSE Arca is the Exchange on which Shares are primarily listed (“Listing Exchange”), it is expected that one or more of the market makers that are members of NYSE Arca (“Arca Market Makers”) will register to make a market in Shares listed on NYSE Arca. If BATS or NASDAQ is the Listing Exchange, one or more member firms of BATS or NASDAQ, as applicable, will act as market makers (“BATS Market Makers” and “NASDAQ Market Makers”, respectively, and together with Arca Market Makers, “Market Makers”) and maintain a market on BATS or NASDAQ, as applicable, for Shares trading on BATS or NASDAQ.6

Applicants believe that the Self-Indexing Funds, like all other ETFs, must offer securities that will be available on an “open-end” basis (i.e., continuously offered) and provide ready redeemability for investors presenting one or more Creation Units for redemption. This open-end structure of each Self-Indexing Fund will permit efficiencies in pricing, be most responsive to market needs and demands, and minimize the costs that are sometimes encountered in connection with the underwritten public offerings of shares of closed-end funds. Therefore, purchases and redemptions of Creation Units of the Self-Indexing Funds generally will be made by an “in-kind” tender of specified securities, with any cash portion of the purchase price and redemption proceeds to be kept to a minimum, all in the manner described below in Section II.K. “Sales of Shares.” Applicants believe that this “in-kind” method minimizes the need to liquidate Portfolio Securities to meet redemptions or to acquire Portfolio Securities in connection with purchases of Creation Units and would permit closer tracking of each Self-Indexing Fund’s Underlying Index. Applicants submit that this “in-kind” mechanism also will provide a number of benefits to investors such as efficiencies in pricing, response to market needs and reductions in certain costs, such as brokerage fees, custodian fees and various other fund overhead costs and fund accounting costs, and significant reductions in transfer agency fees, as well as potential tax efficiencies, all as discussed herein.

The component securities of an Underlying Index are referred to herein as “Component Securities.” Each Self-Indexing Fund will consist largely of some or all of the Component Securities of an Underlying Index selected to correspond generally to the price and yield performance of such Underlying Index.

Each Self-Indexing Fund that intends to qualify as a “regulated investment company” (“RIC”) will maintain the required level of diversification, and otherwise conduct its operations, so as to meet the RIC diversification requirements under the Internal Revenue Code of 1986, as amended (the “Code”).

6 If Shares are listed on BATS or NASDAQ, no particular BATS Market Maker or NASDAQ Market Maker will be contractually obligated to make a market in Shares, although each of BATS’s and NASDAQ’s listing requirements stipulate that at least two BATS Market Makers or NASDAQ Market Makers must be registered in Shares to maintain the listing. Registered Arca Market Makers, BATS Market Makers, and NASDAQ Market Makers are required to make a continuous, two-sided market at all times or they are subject to regulatory sanctions. No Arca Market Maker, BATS Market Maker, or NASDAQ Market Maker will be an affiliated person, or an affiliated person of an affiliated person, of the Self-Indexing Funds, within the meaning of Section 2(a)(3) of the Act, except pursuant to Sections 2(a)(3)(A) and (C) of the Act due to ownership of Shares, as described below.

B.	The Adviser

ProShare Advisors LLC is the investment adviser to the Self-Indexing Funds. The Current Adviser is a Maryland limited liability company, with its principal office located at 7501 Wisconsin Avenue, Suite 1000E, Bethesda, MD 20814. The Current Adviser is, and any other Adviser will be, registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

The Adviser, subject to the oversight and authority of the Board, will develop the overall investment program for each Self-Indexing Fund.7 The Adviser may enter into sub-advisory agreements with one or more investment advisers to act as “sub-advisers” with respect to particular Self-Indexing Funds (each, a “Sub-Adviser” and collectively, the “Sub-Advisers”). The Sub-Advisers, if any, will serve as portfolio managers for the Self-Indexing Funds. The Adviser will compensate any Sub-Adviser out of the advisory fees paid to the Adviser pursuant to the investment advisory contract. Under the Adviser’s supervision, each Sub-Adviser will manage the investment and reinvestment of each Self-Indexing Fund’s assets in accordance with the Self-Indexing Fund’s investment objective. Any Sub-Adviser for the Initial Self-Indexing Fund, or any future Sub-Adviser to a Self-Indexing Fund, will either be registered under the Advisers Act or will not be required to register thereunder.

C.	The Distributor

The Trust has entered into a distribution agreement with the Distributor. The Distributor, a Pennsylvania corporation, is a registered broker-dealer under the Exchange Act and will act as distributor for and principal underwriter of each of the Self-Indexing Funds. The Distributor will distribute Shares on an agency basis. The Distributor is not, and no Future Distributor (as defined below) will be, affiliated with any Exchange. The Distributor for each Self-Indexing Fund will comply with the terms and conditions of this Application. The Distributor of any one Self-Indexing Fund may be an affiliated person or an affiliated person of an affiliated person of that Self-Indexing Fund’s Adviser and/or Sub-Advisers within the meaning of Section 2(a)(3)(C) of the Act. Applicants request that the Order also apply to any other future principal underwriter and distributor to Future Self-Indexing Funds (“Future Distributor”), provided that any such Future Distributor complies with the terms and conditions of this Application.

D.	Administrator, Custodian, Fund Accountant, Transfer Agent, Dividend Disbursing Agent and Securities Lending Agent

Each Self-Indexing Fund will have an administrator (“Administrator”), custodian (“Custodian”), fund accountant (“Fund Accountant”), transfer agent (“Transfer Agent”), dividend disbursing agent (“Dividend Disbursing Agent”) and may have a securities lending agent (“Securities Lending Agent”) of Portfolio Securities. The performance of the duties and

7 The term “Board” also includes any board of directors or trustees of a Future Fund, if different.

obligations of each of these service providers will be conducted in accordance with the provisions of the Act and the rules thereunder. The Trust and the Securities Lending Agent, if any, will comply with guidelines of the Commission staff regarding the lending of portfolio securities of an open-end investment company. As discussed below, subject to the approval of the Board, the Adviser, a Sub-Adviser or an affiliate of the Adviser and/or Sub-Advisers may provide administration, custody, fund accounting, transfer agency, dividend disbursement and securities lending services to the Self-Indexing Funds.

E.	Special Considerations Applicable to Self-Indexing Funds

An “affiliated person,” as defined in Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of a Trust or a Self-Indexing Fund, of the Adviser, of any Sub-Adviser to or promoter of a Self-Indexing Fund (the “Affiliated Index Provider”)8 will create a proprietary, rules based methodology described below in Section G.4. (“Rules Based Process”) to create Underlying Indexes.9 The Self-Indexing Funds will be entitled to use their Underlying Indexes pursuant to a licensing agreement with the Affiliated Index Provider. The licenses for the Self-Indexing Funds will specifically state that the Affiliated Index Provider must provide the use of the Underlying Indexes and related intellectual property at no cost to the Trust and the Self-Indexing Funds.

For the reasons discussed herein, the portfolios of the Self-Indexing Funds will be fully “transparent,” meaning that each Self-Indexing Fund will post on its website (“Website”) on each day that the NYSE, the relevant Listing Exchange and the Trust are open for business (a “Business Day”),10 before commencement of trading of Shares on the Exchange, the identities and quantities of the portfolio securities, assets and other positions held by the Self-Indexing Fund that will form the basis for the Self-Indexing Fund’s calculation of NAV at the end of the Business Day (“Portfolio Holdings”).11

8 No Affiliated Index Provider will provide recommendations to a Self-Indexing Fund regarding the purchase or sale of specific securities. In addition, no Affiliated Index Provider will provide any information relating to changes to an Underlying Index’s methodology for the inclusion or exclusion of component securities or methodology for the calculation or the return of component securities, in advance of a public announcement of such changes by the Affiliated Index Provider. The Applicants currently expect that the Adviser will serve as the Affiliated Index Provider for the Self-Indexing Funds. In the event that the Adviser serves as the Affiliated Index Provider for a Self-Indexing Fund, the term ‘Affiliated Index Provider,’ with respect to that Self-Indexing Fund, will refer to the employees of the Adviser that are responsible for creating, compiling and maintaining the relevant Affiliated Index.

9 The Underlying Indexes may be made available to registered investment companies, as well as separately managed accounts of institutional investors and privately offered funds that are not deemed to be “investment companies” in reliance on Section 3(c) (1) or 3(c) (7) of the Act for which the Adviser acts as adviser and/or sub-adviser (“Affiliated Accounts”) as well as other such registered investment companies, separately managed accounts and privately offered funds for which it does not act either as adviser and/or sub-adviser (“Unaffiliated Accounts”). The Affiliated Accounts and the Unaffiliated Accounts (collectively referred to herein as “Accounts”), like the Self-Indexing Funds, would seek to track the performance of one or more Underlying Index(es) by investing in the constituents of such index(es) or a representative sample of such constituents of the index. Consistent with the relief requested from Section 17(a) below, the Affiliated Accounts will not engage in Creation Unit transactions with a Self-Indexing Fund.

10 For purposes of the Order, the defined term “Business Day” includes any day that a Self-Indexing Fund is required to be open under Section 22(e) of the Act.

11 Under accounting procedures followed by each Self-Indexing Fund, trades made on the prior Business Day (“T”) will be booked and reflected in NAV on the current Business Day (T+1). Accordingly, the Self-Indexing Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

Applicants believe that each Self-Indexing Fund’s investment strategy of tracking its Underlying Index is substantially similar to the relief previously granted in the Prior Index-Based Orders to the Prior Index-Based ETFs except (i) that the Self-Indexing Funds will seek to track Underlying Indexes that will be provided by the Affiliated Index Provider; and (ii) rather than adopting Policies and Procedures (defined below), as in the Prior Self-Indexing orders, the Self-Indexing Funds’ portfolios will be fully transparent, as discussed below.

Applicants recognize that Self-Indexing Funds could raise concerns regarding the potential ability of an affiliated person to manipulate the Underlying Index to the benefit or detriment of the Self-Indexing Fund. Applicants further recognize the potential for conflicts that may arise with respect to the personal trading activity of personnel of the affiliated person who may have access to or knowledge of changes to an Underlying Index’s composition methodology or the constituent securities in an Underlying Index prior to the time that information is publicly disseminated. In order to address these potential conflicts of interest, the Prior Self-Indexing Orders established a framework that required: (i) transparency of the Underlying Indexes; (ii) the adoption of policies and procedures not otherwise required under the Act or the rules under the Act designed to mitigate such conflicts of interest; (iii) limitations on the ability to change the rules for index compilation and the Component Securities of the index; (iv) that the index provider enter into an agreement with an unaffiliated third party to act as “Calculation Agent”; and (v) certain limitations designed to separate employees of the index provider, adviser and Calculation Agent (clauses (ii) through (v) are hereinafter referred to as “Policies and Procedures”).

Instead of adopting the same or similar Policies and Procedures, Applicants propose to fully disclose the portfolio of the Self-Indexing Funds to address the potential conflicts of interest noted above. For the reasons set forth below, Applicants believe that requiring Self-Indexing Funds to maintain full portfolio transparency will provide an effective alternative mechanism for addressing any such potential conflicts of interest.

The framework set forth in the Prior Self-Indexing Orders discussed above was established before the Commission approved a framework to allow actively managed ETFs to operate. Subsequently, however, the Commission began issuing exemptive relief to allow the offering of actively-managed ETFs.12 Unlike conventional passively-managed ETFs, actively-managed ETFs do not seek to replicate the performance of a specified index and seek to achieve

12 See, e.g., In the Matter of Huntington Asset Advisors, Inc., et al., Investment Company Act Release Nos. 30032 (April 10, 2012) (notice) and 30061 (May 8, 2012) (order) (“Huntington Order”); In the Matter of Russell Investment Management Co., et al., Investment Company Act Release Nos. 29655 (April 20, 2011) (notice) and 29671 (May 16, 2011) (order); In the Matter of Eaton Vance Management, et al., Investment Company Act Release Nos. 29591 (March 11, 2011) (notice) and 29620 (March 30, 2011) (order); In the Matter of iShares Trust, et al., Investment Company Act Release Nos. 29543 (Dec. 27, 2010) (notice) and 29571 (Jan. 24, 2011) (order); In the Matter of AdvisorShares Investments, LLC and AdvisorShares Trust, Investment Company Act Release Nos. 29264 (May 6, 2010) (notice) and 29291 (May 28, 2010) (order); and In the Matter of Claymore Exchange-Traded Fund Trust 3, Claymore Securities, Inc. and Claymore Advisors, LLC, Investment Company Act Release Nos. 29256 (April 23, 2010) (notice) and 29271 (May 18, 2010) (order) (collectively, the “Prior Active ETF Orders”).

their investment objectives by using an “active” management strategy to invest in portfolio securities. Notably, the structure of actively managed ETFs presents potential conflicts of interest that are the same as, or more acute than, those presented by Self-Indexing Funds: the portfolio managers of an actively managed ETF by definition have advance knowledge of pending portfolio changes. However, rather than requiring Policies and Procedures similar to those required under the Prior Self-Indexing Orders, the Commission instead determined that for actively managed ETFs, any conflicts of interest could be addressed appropriately through full portfolio transparency (i.e., requiring each actively managed ETF to post on its website on each Business Day, before commencement of trading of shares on the Exchange, the identities and quantities of the portfolio securities and other assets held by the actively managed ETF that will form the basis for such ETF’s calculation of NAV at the end of the Business Day). Accordingly, each such Prior Active ETF Order required full portfolio transparency as a condition of the relief granted therein.13

Applicants do not believe the potential for conflicts of interest raised by the Adviser’s use of the Underlying Indexes in connection with the management of the Self Indexing Funds and the Affiliated Accounts will be substantially different from the potential conflicts presented by an adviser managing two or more registered funds. More specifically, Applicants do not believe the potential for conflicts presented by the Adviser’s use of the Underlying Indexes in connection with the management of the Self-Indexing Funds and the Affiliated Accounts is substantially different from the potential for conflicts presented by the side by side management of ETFs that track the performance of an index that also serves as the benchmark for a traditional mutual fund or unregistered account managed by the same adviser. In addition, both the Act and the Advisers Act contain various protections to address conflicts of interest where an adviser is managing two or more registered funds and these protections will also help address these conflicts with respect to the Self-Indexing Funds.14 Therefore, although the use of portfolio transparency instead of Policies and Procedures relating to Self-Indexing Funds in the manner discussed in this Application has not yet been the subject of a prior order by the Commission, Applicants do not believe their request for Relief presents any novel legal issues that are materially different from those the Commission has already considered.

In light of the foregoing, Applicants believe it is appropriate to allow the Self-Indexing Funds to be fully transparent in lieu of Policies and Procedures from the Prior Self-Indexing Orders discussed above. Applicants assert that each Self-Indexing Fund’s Portfolio Holdings will be as transparent as the portfolio holdings of existing actively managed ETFs (i.e., those relying on the Prior Active ETF Orders), and that each Self-Indexing Fund will provide the same level of transparency with respect to its Underlying Index as the underlying indexes of existing ETFs which track indexes provided by unaffiliated parties. Applicants also assert that, notwithstanding the fact that the Self-Indexing Funds’ Underlying Indexes will not be formally required to maintain the full transparency that was required under the Prior Self-Indexing Orders, such Underlying Indexes will nonetheless maintain a level of public disclosure regarding components, weightings, additions and deletions (including prior announcements of any changes thereto) which will be similar to that of other underlying indexes used by other ETFs.15

13 See, e.g., Huntington Order, supra note 11, at Representation 14 and Condition 4.

14 See, e.g., Rule 17j-1 under the Act and Section 204A under the Advisers Act and Rules 204A-1 and 206(4)-7 under the Advisers Act, the requirements of which with respect to the Adviser and any Sub-Adviser are discussed below.

15 The Self-Indexing Funds’ full portfolio transparency will also typically result in full transparency of a Self-Indexing Fund’s Underlying Index by virtue of a Self-Indexing Fund’s replication of its Underlying Index. While a Self-Indexing Fund which uses a representative sampling approach to track its Underlying Index may not thus provide full transparency of its Underlying Index and accordingly may give rise to conflicts of interest to the extent that an Adviser or Sub-Adviser has discretion to designate the securities to be included in the Portfolio Deposit (defined below), Applicants believe any such conflicts are appropriately addressed by the existing protections against conflicts of interests that are provided for in the Prior Active ETF Orders, the Act and the Advisers Act, as discussed herein. Applicants further note that even such Self-Indexing Funds that use representative sampling to track their Underlying Indexes will provide the same amount of transparency with respect to their Underlying Indexes as is currently required with respect to Prior Index-Based ETFs in that their Deposit Instruments and Redemption Instruments are required to correspond pro rata to the positions of the Self-Indexing Fund’s portfolio, subject to limited exceptions. See Section II.I.2, infra.

In addition, the Adviser and any Sub-Adviser has adopted or will adopt, pursuant to Rule 206(4)-7 under the Advisers Act, written policies and procedures designed to prevent violations of the Advisers Act and the rules thereunder. These include policies and procedures designed to minimize potential conflicts of interest among the Self-Indexing Funds and the Affiliated Accounts, such as cross trading policies, as well as those designed to ensure the equitable allocation of portfolio transactions and brokerage commissions. In addition, the Adviser has adopted policies and procedures as required under Section 204A of the Advisers Act, which are reasonably designed in light of the nature of its business to prevent the misuse, in violation of the Advisers Act or the Exchange Act or the rules there under, of material non-public information by the Adviser or associated person (“Inside Information Policy”). Any Sub-Adviser will be required to adopt and maintain a similar Inside Information Policy. In accordance with the Code of Ethics (discussed below) and Inside Information Policy of the Adviser and Sub-Advisers, personnel of those entities with knowledge about the composition of a Portfolio Deposit will be prohibited from disclosing such information to any other person, except as authorized in the course of their employment, until such information is made public. The Trust will execute confidentiality agreements with any of its service providers who are provided information on the Portfolio Deposit. The structure of the Self-Indexing Funds, as well as those of the Affiliated Accounts, as index funds, minimizes the potential for conflicts as the investment strategies of each Self-Indexing Fund and the Affiliated Accounts will be constrained by its objective to track the performance of its Underlying Index (before fees and expenses).

The portfolio managers responsible for day-to-day portfolio management of the Self-Indexing Funds and Affiliated Accounts will be employees of the Adviser or a Sub-Adviser. The personnel responsible for overseeing the activities of any Sub-Adviser in connection with the management of the Self-Indexing Funds and Affiliated Accounts will be employees of the Adviser. The Adviser has also adopted a Code of Ethics pursuant to Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act, which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1 (‘Code of Ethics’). Any Sub-Adviser will be required to confirm to the Adviser and the applicable Trust that it has adopted policies and procedures to monitor and restrict securities trading by certain employees. Also, any Sub-Adviser will be required to adopt a Code of Ethics pursuant to Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act and to provide the applicable Trust with the certification required by Rule 17j-1 under the Act. Neither the Adviser nor any Sub-Adviser will receive incentive fees for outperforming the Underlying Index of any Self-Indexing Fund or Affiliated Account. In fact, any material outperformance or underperformance would be viewed negatively by investors of such investments.

To the extent the Self-Indexing Funds transact with an affiliated person of the Adviser or Sub-Adviser, such transactions will comply with the Act, the rules thereunder and the terms and conditions of the Order. Subject to the approval of the Self-Indexing Funds’ Board, the Adviser, affiliated persons of the Adviser (“Adviser Affiliates”) and those of any Sub-Adviser (“Sub-Adviser Affiliates”) may be authorized to provide custody, fund accounting and administration and transfer agency services to the Self-Indexing Funds. Any services provided by the Adviser, Adviser Affiliates, Sub-Adviser and Sub-Adviser Affiliates will be performed in accordance with the provisions of the Act, the rules under the Act and any relevant guidelines from the staff of the Commission.

The Adviser represents that it will include under Item 10.C. on Part 2 of Form ADV a discussion of its relationship to any Affiliated Index Provider and any material conflicts that such relationship creates. This disclosure will be included regardless of whether the Affiliated Index Provider is an affiliate of a type identified in Item 10. Each Self-Indexing Fund’s Board will periodically review the Self-Indexing Fund’s use of an Affiliated Index Provider.

F.	Capital Structure and Voting Rights; Book-Entry

Shareholders of a Self-Indexing Fund will have one vote per Share with respect to matters regarding the Self-Indexing Fund for which a shareholder vote is required consistent with the requirements of the Act, the rules promulgated thereunder and state law applicable to Delaware statutory trusts.

Shares will be registered in book-entry form only. The Self-Indexing Funds will not issue individual Share certificates. The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (the “Depository” or “DTC”), or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares (owners of such beneficial interests referred to herein as “Beneficial Owners”) will be shown on the records of the Depository or the Depository participants (the “DTC Participants”). Beneficial Owners of Shares will exercise their rights in such securities indirectly through the Depository and DTC Participants. All references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the Depository and DTC Participants, except as otherwise specified. No Beneficial Owner shall have the right to receive a certificate representing such Shares. Delivery of all notices, statements, shareholder reports and other communications from any Self-Indexing Fund to its Beneficial Owners will be at such Self-Indexing Fund’s expense through the customary practices and facilities of the Depository and DTC Participants.

G.	Investment Objectives and Policies

1.	General

The investment objective of each Self-Indexing Fund will be to provide investment results that closely correspond, before fees and expenses, to the performance of its Underlying Index. In seeking to achieve the investment objective of a Self-Indexing Fund, the Adviser and/or Sub-Adviser will utilize the indexing investment approaches described below.

Each Self-Indexing Fund will invest at least 80% of its assets, exclusive of collateral held from securities lending, if any, in Component Securities of its respective Underlying Index, or in the case of Domestic Fixed Income Funds, International Fixed Income Funds, Global Fixed Income Funds, and Blended Funds, in the Component Securities of its respective Underlying Index and TBA Transactions (as defined below) representing Component Securities, and in the case of International and Global Funds, in Component Securities and depositary receipts representing foreign securities such as American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”) (“Depositary Receipts”) representing such Component Securities (or, in the case of International and Global Funds tracking Underlying Indexes for which Depositary Receipts are themselves Component Securities, underlying stocks in respect of such Depositary Receipts) (collectively, “80% Investments”). Any Depositary Receipts held by an International or Global Fund will be negotiable securities that represent ownership of a non-U.S. company’s publicly traded stock. Applicants believe that, in certain cases, holding one or more Depositary Receipts rather than the Component Securities of the relevant Foreign Index, will improve the liquidity, tradability and settlement of an International or Global Fund’s then current Portfolio Deposit (as defined below) (thereby improving the efficiency of the creation and redemption process and facilitating efficient arbitrage activity), while at the same time permitting an International or Global Fund to maintain direct exposure to Component Securities of its Foreign Index.

Each Self-Indexing Fund may also invest up to 20% of its assets in securities and other instruments not included in its Underlying Index but which the Adviser and/or Sub-Adviser believes will help the Self-Indexing Fund track its Underlying Index, including but not limited to certain index futures, options, options on futures, option on index futures, swap contracts or other derivatives (“Financial Instruments”), cash and cash equivalents, and other investment companies (collectively, “20% Investments”). A Self-Indexing Fund may also engage in short sales in accordance with its investment objective.16

A Self-Indexing Fund will utilize either a “replication strategy” or “representative sampling” as described below. A Self-Indexing Fund using a “replication strategy” will invest in the Component Securities in its Underlying Index in the same approximate proportions as in the Underlying Index. A Self-Indexing Fund utilizing representative sampling will hold some, but not necessarily all of the Component Securities of its Underlying Index (i.e., the Self-Indexing Fund will invest in the Component Securities in its Underlying Index not in the same

16 The Trust may issue Self-Indexing Funds that seek to track Long/Short Indexes (as defined below) (“Long/Short Funds”). Each Long/Short Fund will establish long and short positions such that the Long/Short Fund has a net exposure of between -100% and 100%. Each Long/Short Self-Indexing Fund will obtain exposures equal to the long and short positions specified by the Long/Short Index.

approximate proportions as in the Underlying Index). From time to time, adjustments will be made in the portfolio of each Self-Indexing Fund as deemed necessary by the Adviser to meet such Self-Indexing Fund’s investment objective, subject to the relief requested herein.

Applicants expect that the returns of each Self-Indexing Fund will have an annual tracking error of less than 5% relative to its Underlying Index.

A Self-Indexing Fund may utilize a representative sampling strategy with respect to its Underlying Index when a replication strategy might be detrimental to its Beneficial Owners, such as when there are practical difficulties or substantial costs involved in compiling a portfolio of securities to follow its Underlying Index which contains Component Securities too numerous to efficiently purchase or sell; or, in certain instances, when a Component Security becomes temporarily illiquid, unavailable or less liquid. A Self-Indexing Fund using representative sampling will invest in what it believes to be a representative sample of the Component Securities in the Underlying Index, which will be selected by the Adviser and/or Sub-Adviser utilizing quantitative analytical procedures described below. Under the representative sampling technique, each security is selected for inclusion in a Self-Indexing Fund through the Adviser’s or the Sub-Adviser’s application of quantitative analytical procedures to give the Self-Indexing Fund’s portfolio an investment profile similar to that of its Underlying Index. Securities are selected for inclusion in a Self-Indexing Fund following a representative sampling strategy to have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the Self-Indexing Fund’s Underlying Index taken in its entirety. If the representative sampling technique is used, a Self-Indexing Fund will not be expected to track the performance of its Underlying Index with the same degree of accuracy as would an investment vehicle that invested in every Component Security of the Underlying Index with the same weighting as the Underlying Index. The Adviser and/or Sub-Adviser may also use representative sampling to exclude less liquid Component Securities contained in the Underlying Index from a Self-Indexing Fund’s portfolio in order to create a more tradable portfolio and improve arbitrage opportunities. Finally, the Self-Indexing Fund may realize savings in transaction costs or other efficiencies by gaining exposure to the return of an Underlying Index through the use of securities or instruments in its 20% Investments.

2.	Securities in Self-Indexing Fund’s 20% Investments

As discussed above in subsection 1, a Self-Indexing Fund may hold, as part of its 20% Investments, securities and Financial Instruments not included in its Underlying Index, but which the Adviser and/or Sub-Adviser believes will help the Self-Indexing Fund track the performance of its Underlying Index. The following examples illustrate the circumstances in which a Self-Indexing Fund would hold Portfolio Securities that are not Component Securities of its Underlying Index. First, in order to reflect various corporate actions (such as mergers) and other changes in the Self-Indexing Fund’s Underlying Index (such as reconstitutions), a Self-Indexing Fund may accept as Deposit Instruments (defined below), securities that are publicly announced as additions to the Underlying Index prior to their actual date of inclusion in such Underlying Index. Second, a Self-Indexing Fund may hold Portfolio Securities that have recently been deleted from the Underlying Index due to various corporate actions and reconstitutions. Third, a Self-Indexing Fund may invest in securities that are not Component Securities of its Underlying Index when necessary to meet RIC diversification requirements (if applicable). For example, if an issuer represents a percentage of the Underlying Index that is in excess of the RIC single issuer limits, the Adviser and/or Sub-Adviser may invest in securities that are not Component Securities of its Underlying Index, but which the Adviser and/or Sub-Adviser believes have performance characteristics of the securities of that large issuer. In such cases, the securities will be securities in the relevant region, country, industry, market, market segment or market sector tracked by its Underlying Index. Finally, a Self-Indexing Fund may hold fixed income securities that are not Component Securities if such securities have credit, maturity, and duration characteristics that mirror those of Component Securities.

3.	Depositary Receipts

The Self-Indexing Funds may invest in Depositary Receipts representing foreign securities in which they seek to invest. Depositary Receipts are typically issued by a financial institution (a “depositary bank”) and evidence ownership interests in a security or a pool of securities (“Underlying Securities”) that have been deposited with the depositary bank.17 A Self-Indexing Fund will not invest in any Depositary Receipts that the Adviser or any Sub-Adviser deems to be illiquid or for which pricing information is not readily available.

4.	Long/Short Self-Indexing Funds

Underlying Indexes that include both long and short positions in securities are referred to as “Long/Short Indexes.” The Long/Short Indexes will employ a rules-based approach to determine the Component Securities, and the weightings of the Component Securities, in the long portion and the short portion of the Long/Short Index. The Long/Short Indexes will have a well-developed, specified methodology, and have fully transparent Component Securities and weightings.

Each Long/Short Self-Indexing Fund will obtain exposures equal to the long and short positions specified by the Long/Short Index.

With respect to a Long/Short Self-Indexing Fund’s long position, each Self-Indexing Fund expects to hold long positions in Component Securities from the long portion of the Long/Short Index. With respect to a Long/Short Self-Indexing Fund’s short position, each Self-Indexing Fund expects to obtain exposure to short positions in Component Securities from the short portion (“Short Positions”) of the Long/Short Index. Each Long/Short Self-Indexing

17 With respect to ADRs, the depository is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. The ADR is registered under the Securities Act on Form F-6. ADR trades occur either on an Exchange or off-exchange. The Financial Industry Regulatory Authority (“FINRA”) Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the depository may be foreign or a U.S. entity, and the underlying securities may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a foreign exchange. No affiliated person of a Self-Indexing Fund, the Adviser or any Sub-Adviser will serve as the depositary bank for any Depositary Receipts held by a Self-Indexing Fund.

Fund will invest at least 80% of its total assets in 80% Investments (including Depositary Receipts and TBA Transactions) as described above, including Short Positions, of the Long/Short Index.18 The remainder of each Long/Short Self-Indexing Fund’s assets will be its 20% Investments and may be invested as described above. To the extent required by Section 18(f) of the Act, Portfolio Securities and cash in a Long/Short Self-Indexing Fund’s portfolio would be segregated to cover Short Positions and Financial Instruments in the portfolio.19

H.	Exchange Listing

The Trust will submit an application to list the Shares of any Self-Indexing Fund on an Exchange. The Distributor will serve as principal underwriter only of the Creation Units of Shares and will not maintain a secondary market in Shares. It is expected that one or more Exchange member firms will be designated by the Listing Exchange to act as Market Makers in Shares. Shares of each Self-Indexing Fund will be traded on an Exchange in a manner similar to that of other ETFs.

As long as each Self-Indexing Fund operates in reliance on the requested Order, Shares will be listed on a Listing Exchange. Shares may also be cross-listed on one or more foreign securities markets.

I.	Sales of Shares

1.	General

The Trust is structured in a manner similar to all ETFs currently trading in the United States and therefore will offer, issue and sell Shares of each Self-Indexing Fund to investors only in Creation Units through the Distributor on a continuous basis at the NAV per Share next determined after an order in proper form is received. The NAV of each Self-Indexing Fund is expected to be determined as of a specified time as set forth in each Self-Indexing Fund’s prospectus (“Closing Time”) on each Business Day. Each Self-Indexing Fund will sell and redeem Creation Units only on a Business Day.

2.	Purchase and Redemption of Creation Units

In order to keep costs low and, potentially, permit closer tracking of each Self-Indexing Fund’s Underlying Index, Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Accordingly, except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments (“Deposit Instruments”), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments (“Redemption Instruments”).20

18 For purposes of this calculation, cash proceeds received from short sales are not included in total assets.

19 See Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979). See also Robertson Stephens Investment Trust (pub. avail. Jan. 25, 1994) and Merrill Lynch Asset Management, L.P. (pub. avail. July 2, 1996).

20 The Self-Indexing Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Self-Indexing Funds will comply with the conditions of Rule 144A.

On any given Business Day, the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, unless the Self-Indexing Fund is Rebalancing (as defined below). In addition, the Deposit Instruments and the Redemption Instruments will each correspond pro rata to the positions in the Self-Indexing Fund’s portfolio (including cash positions),21 except:

(a) in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement;

(b) for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;22

(c) TBA Transactions, short positions, derivatives and other positions that cannot be transferred in kind23 will be excluded from the Deposit Instruments and the Redemption Instruments;24

(d) to the extent the Self-Indexing Fund determines, on a given Business Day, to use a representative sampling of the Self-Indexing Fund’s portfolio;25 or

(e) for temporary periods, to effect changes in the Self-Indexing Fund’s portfolio as a result of the rebalancing of its Underlying Index (any such change, a “Rebalancing”).

If there is a difference between the net asset value attributable to a Creation Unit and the aggregate market value of the Deposit Instruments or Redemption Instruments

21 The portfolio used for this purpose will be the same portfolio used to calculate the Self-Indexing Fund’s NAV for that Business Day.

22 A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

23 This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the Self-Indexing Fund does not intend to seek such consents.

24 Because these instruments will be excluded from the Deposit Instruments and the Redemption Instruments, their value will be reflected in the determination of the Cash Amount (defined below).

25 A Self-Indexing Fund may only use sampling for this purpose if the sample: (i) is designed to generate performance that is highly correlated to the performance of the Self-Indexing Fund’s portfolio; (ii) consists entirely of instruments that are already included in the Self-Indexing Fund’s portfolio; and (iii) is the same for all Authorized Participants on a given Business Day.

exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the “Cash Amount”). A difference may occur where the market value of the Deposit Instruments or Redemption Instruments, as applicable, changes relative to the net asset value of the Self-Indexing Fund for the reasons identified in clauses (a) through (e) above.

Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in kind, solely under the following circumstances:

(a) to the extent there is a Cash Amount, as described above;

(b) if, on a given Business Day, the Self-Indexing Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash;

(c) if, upon receiving a purchase or redemption order from an Authorized Participant, the Self-Indexing Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash;26

(d) if, on a given Business Day, the Self-Indexing Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are not eligible for transfer through either the NSCC or DTC; or (ii) in the case of International Funds and Global Funds holding non-U.S. investments, such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or

(e) if the Self-Indexing Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of Shares of an International Fund or Global Fund holding non-U.S. investments would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in kind.27

26 In determining whether a particular Self-Indexing Fund will sell or redeem Creation Units entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Self-Indexing Fund and its investors. For instance, in bond transactions, the Adviser may be able to obtain better execution than Share purchasers because of the Adviser’s size, experience and potentially stronger relationships in the fixed income markets. Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the Self-Indexing Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Self-Indexing Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant in-kind redemptions.

27 A “custom order” is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

Each Business Day, before the open of trading on the Listing Exchange, the Self-Indexing Fund will cause to be published through the NSCC the names and quantities of the instruments comprising the Deposit Instruments and the Redemption Instruments, as well as the estimated Cash Amount (if any), for that day.28 The list of Deposit Instruments and Redemption Instruments will apply until a new list is announced on the following Business Day, and there will be no intra-day changes to the list except to correct errors in the published list.

A “to-be-announced transaction” or “TBA Transaction” is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to settlement date.

3.	Transaction Fees

Transaction expenses, including operational processing and brokerage costs, will be incurred by a Self-Indexing Fund when investors purchase or redeem Creation Units “in-kind” and such costs have the potential to dilute the interests of the Self-Indexing Fund’s existing shareholders. Hence, each Self-Indexing Fund may (but is not required to) impose purchase or redemption transaction fees (“Transaction Fees”) in connection with effecting such purchases or redemptions of Creation Units. Since the Transaction Fees are intended to defray trading and transaction expenses as well as to prevent possible shareholder dilution resulting from the purchase or redemption of Creation Units, the Transaction Fees, if any, will be borne only by such purchasers or redeemers. Where a Self-Indexing Fund permits an “in-kind” purchaser (or redeeming investor) to substitute (receive) cash in lieu of depositing one or more of the requisite Deposit Instruments (receiving one or more Portfolio Securities), the purchaser (or redeeming investor) may be assessed a higher Transaction Fee on the cash in lieu portion of its investment to cover the cost of purchasing such Deposit Instruments (selling such securities), including operational processing and brokerage and other similar costs, plus part or all of the spread between the expected bid and offer side of the market relating to such Deposit Instruments (Portfolio Securities). The amounts of any such Transaction Fees will be determined separately for each Self-Indexing Fund. The amount of the maximum Transaction Fee for each Self-Indexing Fund will be set separately as discussed above. Variations in the Transaction Fee may be imposed from time to time. Transaction Fees will be limited to amounts that have been determined by the Adviser to be appropriate and will take into account transaction costs associated with the relevant Deposit Instruments and Redemption Instruments of the Self-Indexing Funds. In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

28 If the Self-Indexing Fund is Rebalancing, it may need to announce two estimated Cash Amounts for that day, one for deposits and one for redemptions. The instruments and cash that the purchaser is required to deliver in exchange for the Creation Units it is purchasing, as described in section II.I.2. are collectively referred to herein as a “Portfolio Deposit.”

4.	Section 12(d)(1) Disclosure

Each individual Share is issued by its applicable Self-Indexing Fund and, accordingly, the acquisition of any Share by an investment company, whether acquired from the applicable Self-Indexing Fund or in the secondary market, ordinarily would be subject to the restrictions of Section 12(d)(1) of the Act. However, Applicants are requesting an exemption from Section 12(d)(1) of the Act in this Application. See Section IV.B.1 herein.

5.	Purchase of Creation Units; General

All orders to purchase Shares of a Self-Indexing Fund in Creation Units must be placed with the Distributor by or through an “Authorized Participant” which is either: (1) a “Participating Party,” i.e., a broker-dealer or other participant in the Continuous Net Settlement (“CNS”) System of the NSCC, a clearing agency registered with the Commission, or (2) a Participant in DTC, which, in either case, has signed a “Participant Agreement” with the Distributor. An Authorized Participant is not required to be a member of an Exchange. The Distributor will be responsible for transmitting the orders to the Self-Indexing Funds and will furnish to those placing such orders confirmation that the orders have been accepted, but the Distributor may reject any order which is not submitted in proper form. Subsequent to the acceptance of an order to purchase Shares in Creation Units, upon delivery of the requisite Deposit Instruments and Cash Amount (if any), the Distributor will instruct the applicable Self-Indexing Fund to initiate “delivery” of the appropriate number of Shares of the applicable Self-Indexing Fund to the book-entry account specified by the entity placing the order. The Distributor also will be responsible for delivering the Self-Indexing Fund’s Prospectus to those persons purchasing Shares in Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it. In addition, the Distributor will maintain a record of the instructions given to the applicable Self-Indexing Fund to implement the delivery of its Shares.

An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant. Authorized Participants making payment for Creation Units of Shares of any Domestic Equity or Blended Fund placed through the Distributor must either: (1) initiate instructions pertaining to Portfolio Deposits through the CNS System as such processes have been enhanced to effect purchases and redemptions of Creation Units of Shares (such process being referred to herein as the “NSCC Clearing Process”) or (2) deposit Portfolio Deposits with the Self-Indexing Fund “outside” the NSCC Clearing Process through the facilities of DTC (“DTC Facilities”).

6.	Placement and Acceptance of Creation Unit Purchase Orders

All orders to purchase Creation Units, whether through the NSCC Clearing Process, or “outside” the NSCC Clearing Process through DTC Facilities or otherwise, must be received by the Distributor no later than the order cut-off time designated as such in the Participant Agreement (“Order Cut-Off Time”) on the relevant Business Day, in each case on the date such order is placed (“Transmittal Date”) in order for creation of Creation Units to be effected based on the NAV of the relevant Self-Indexing Funds as determined on such date. In the case of custom orders, the order must be received by the Distributor, no later than 3:00 p.m. ET.

The NSCC Clearing Process is not currently available for purchases (or redemptions) of International Equity Funds and Global Equity Funds (except for those Self-Indexing Funds holding portfolios exclusively comprised of ADRs). Accordingly, Authorized Participants making payment for orders of Creation Units of Shares of International Equity Funds and Global Equity Funds and Blended Funds must have international trading capabilities and must effect such transactions “outside” the NSCC Clearing Process. Once the Self-Indexing Fund’s custodian has been notified of an order to purchase, it will provide such information to the relevant sub-custodian(s) of each such International Equity Fund or Global Equity Funds Fund.

The Self-Indexing Fund’s custodian shall cause the sub-custodian(s) of each such International Equity Fund and Global Equity Fund to maintain an account into which the Authorized Participant shall deliver, on behalf of itself or the party on whose behalf it is acting, the Portfolio Deposit. Deposit Instruments must be maintained by the applicable local sub-custodian(s). Following the notice of intention, an irrevocable order to purchase Creation Units, in the form required by the Self-Indexing Fund, must be received by the Distributor, as principal underwriter, from an Authorized Participant on its own or another investor’s behalf by the Closing Time on the date such request is submitted.

Except as described below, the Shares and Deposit Instruments of Fixed Income Funds will clear and settle in the same manner as the Shares and Deposit Instruments of Equity Funds. The NSCC Clearing Process is not currently available for ETFs that invest in fixed income securities. Therefore, transactions must be effected “outside” the NSCC Clearing Process. Deposit Instruments that are U.S. government or U.S. agency securities and any cash will settle via free delivery through the Federal Reserve System. (The NSCC Clearing Process only processes the cash portion of a Portfolio Deposit if the fund is comprised solely of DTC eligible securities.) Non U.S. fixed income securities will settle in accordance with the normal rules for settlement of such securities in the applicable non U.S. market. The Shares will settle through DTC. The Custodian will monitor the movement of the underlying Deposit Instruments or cash and will instruct the movement of Shares only upon validation that such securities or cash have settled correctly. The settlement of Shares will be aligned with the settlement of the underlying Deposit Instruments or cash and, except as discussed below with respect to Portfolio Securities traded in foreign markets, will generally occur on a settlement cycle of T+3 Business Days or shorter, at the sole discretion of the Trust on behalf of each Fixed Income Fund.29 Applicants do not believe the issuance and settlement of Creation Units in the manner

29 Applicants note that Shares of the Fixed Income Funds typically will trade and settle on a trade date plus three business days (“T+3”) basis. Where this occurs, Applicants believe that Shares of each Fixed Income Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Securities through the Shares’ T+3 settlement date. As with other investment companies, the Act requires the Fixed Income Funds to calculate NAV based on the current market value of portfolio investments, and does not permit the Fixed Income Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that Shares of the Fixed Income Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Fixed Income Funds. The Market Makers (and other institutional investors) who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.

described above will have any material impact on the arbitrage efficiency or the secondary market trading of Shares of the Fixed Income Funds.30 Each Self-Indexing Fund may recoup the settlement costs charged by NSCC and DTC by imposing Transaction Fees on investors purchasing or redeeming Creation Units.

Subject to the conditions that (i) a properly completed irrevocable purchase order has been submitted by the Authorized Participant (either on its own or another investor’s behalf) not later than the Closing Time on the Transmittal Date, and (ii) arrangements satisfactory to the applicable Self-Indexing Fund are in place for payment of the Cash Amount and any other cash amounts which may be due, the applicable Self-Indexing Fund will accept the order, subject to its right (and the right of the Distributor, the Adviser and the Sub-Adviser) to reject any order not submitted in proper form.

A Creation Unit of a Self-Indexing Fund will not be issued until the transfer of good title to the Self-Indexing Fund of the Deposit Instruments and the payment of the Cash Amount have been completed. Notwithstanding the foregoing, to the extent contemplated by a Participant Agreement, Creation Units will be issued to an Authorized Participant notwithstanding the fact that the corresponding Portfolio Deposits have not been received in part or in whole, in reliance on the undertaking of such Authorized Participant to deliver the missing Deposit Instruments as soon as possible, which undertaking shall be secured by such Authorized Participant’s delivery and maintenance of collateral. The Participant Agreement will permit the Self-Indexing Fund to use such collateral to buy the missing Deposit Instruments at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Self-Indexing Fund of purchasing such securities and the value of the collateral.

7.	Rejection of Creation Unit Purchase Orders

As noted above, the Distributor may reject any order to purchase Creation Units for any reason, including if an order to purchase Shares is not submitted in proper form. In addition, a Self-Indexing Fund may reject a purchase order transmitted to it by the Distributor if:

(i)	the purchaser or group of related purchasers, upon obtaining the Creation Units of Shares of a Self-Indexing Fund order, would own eighty percent (80%) or more of the outstanding Shares of such Self-Indexing Fund;

(ii)	the acceptance of the Portfolio Deposit would have certain adverse tax consequences, such as causing the Self-Indexing Fund no longer to meet RIC status under the Code for federal tax purposes;

(iii)	the acceptance of the Portfolio Deposit would, in the opinion of the Self-Indexing Fund, be unlawful, as in the case of a purchaser who was banned from trading in securities;

30 For Blended Funds, the clearance and settlement of each Blended Fund’s Creation Units will depend on the nature of the Deposit Instruments, consistent with the processes discussed above.

(iv)	the acceptance of the Portfolio Deposit would otherwise, in the discretion of the Self-Indexing Fund, the Adviser and/or Sub-Advisers, have an adverse effect on the Self-Indexing Fund or on the rights of the Self-Indexing Fund’s Beneficial Owners; or

(v)	there exist circumstances outside the control of the Self-Indexing Fund that make it impossible to process purchases of Creation Units of Shares for all practical purposes. Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outage resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Self-Indexing Funds, the Adviser, any Sub-Adviser, the Transfer Agent, the Custodian, the Distributor, DTC, NSCC or any other participant in the purchase process; and similar extraordinary events.

J.	Pricing

The price of Shares trading on an Exchange will be based on a current bid/offer market. The price of Shares of each Self-Indexing Fund, like the price of all traded securities, will be subject to factors such as supply and demand, as well as the current value of the Portfolio Securities held by such Self-Indexing Fund. In addition, Shares are available for purchase or sale on an intraday basis on an Exchange and do not have a fixed relationship to the previous day’s NAV or the current day’s NAV. Prices on an Exchange therefore may be below, at, or above the most recently calculated NAV of such Shares. No secondary sales will be made to brokers or dealers at a concession by the Distributor or by a Self-Indexing Fund. Transactions involving the sale of Shares on an Exchange will be subject to customary brokerage commissions and charges.

Applicants believe that the existence of a continuous trading market on an Exchange for Shares, together with the publication by the Exchange of the current market value of the sum of the Deposit Instruments and the estimated Cash Amount, will be features of each Self-Indexing Fund particularly attractive to certain types of investors.

K.	Redemption

Beneficial Owners of Shares may sell their Shares in the secondary market, but must accumulate enough Shares to constitute a Creation Unit in order to redeem through the applicable Self-Indexing Fund. Redemption requests must be placed by or through an Authorized Participant. Creation Units will be redeemable at their NAV per Creation Unit next determined after receipt of a request for redemption by the applicable Self-Indexing Fund.

Consistent with the provisions of Section 22(e) of the Act and Rule 22e-2 thereunder, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the Act, except as may be permitted under the relief requested herein in connection with International Funds and Global Funds (see Section IV.A.4).

Redemption of Shares in Creation Units may (but is not required to) be subject to a Transaction Fee imposed in the same amount and manner as the Transaction Fee incurred in purchasing such Shares. Redemption of Shares may be made either through the NSCC Clearing Process (with respect to Domestic Funds only) or “outside” the NSCC Clearing Process through DTC Facilities or otherwise (with respect to Domestic Funds or International Funds or Global Funds). An entity redeeming Shares in Creation Units “outside” the NSCC Clearing Process may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the NSCC Clearing Process.

To the extent contemplated by a Participant Agreement, in the event an Authorized Participant has submitted a redemption request in proper form but is unable to transfer all or part of the Creation Unit to be redeemed to the Distributor, on behalf of the Self-Indexing Fund, by the closing time of the regular trading session on the Exchange on the date such redemption request is submitted, the Distributor will nonetheless accept the redemption request in reliance on the undertaking by the Authorized Participant to deliver the missing Shares as soon as possible, which undertaking shall be secured by the Authorized Participant’s delivery and maintenance of collateral. The Participant Agreement will permit the relevant Self-Indexing Fund to use such collateral to purchase the missing Shares or acquire the Deposit Instruments and the Cash Amount underlying such Shares, and will subject the Authorized Participant to liability for any shortfall between the cost of the Self-Indexing Fund acquiring such Shares, Deposit Instruments or Cash Amount and the value of the collateral.

A redemption request “outside” the NSCC Clearing Process will be considered to be in proper form if (i) a duly completed request form is received by the Distributor from the Authorized Participant on behalf of itself or another redeeming investor at a time specified by the Self-Indexing Fund, and (ii) arrangements satisfactory to the Self-Indexing Fund are in place for the Authorized Participant to transfer or cause to be transferred to the Self-Indexing Fund the Creation Unit of such Self-Indexing Fund being redeemed through the book-entry system of the Depository on or before contractual settlement of the redemption request.

In the case of Shares of International and Global Funds, upon redemption of Creation Units and taking delivery of the Redemption Instruments into the securities account of the redeeming shareholder or an Authorized Participant acting on behalf of such investor, such person must maintain appropriate custody arrangements with a broker-dealer, bank or other custody provider in each jurisdiction in which any of such Redemption Instruments are customarily traded.

L.	Dividend Reinvestment Service

No Self-Indexing Fund will make DTC book-entry dividend reinvestment service available for use by Beneficial Owners for reinvestment of their cash proceeds but certain individual brokers may make a dividend reinvestment service available to their clients.

M.	Shareholder Transaction and Distribution Expenses

No sales charges for purchases of Creation Units of any Self-Indexing Fund are contemplated. As indicated above in Section II.M. “Redemption,” each Self-Indexing Fund will charge a Transaction Fee only to those investors purchasing and redeeming Shares in Creation Units. Investors purchasing and selling Shares in the secondary market may incur customary brokerage commissions, fees and expenses. Each Self-Indexing Fund may be authorized to implement a plan under Rule 12b-1 under the Act of up to 25 basis points, calculated on the average daily NAV of each Self-Indexing Fund.

N.	Shareholder Reports

Each Self-Indexing Fund will furnish to DTC Participants for distribution to Beneficial Owners of Shares notifications with respect to each distribution, as well as an annual notification as to the tax status of such Self-Indexing Fund’s distributions. Each Self-Indexing Fund will also furnish to DTC Participants, for distribution to Beneficial Owners of Shares, the Self-Indexing Fund’s annual report containing audited financial statements, as well as copies of annual and semiannual shareholder reports.

O.	Availability of Information Regarding Shares and Underlying Indexes

On each Business Day, the list of the names and the required number of shares of each Deposit Instrument included in the current Portfolio Deposit (based on the information as of the previous Business Day) (“Creation List”), the list of Redemption Instruments which a redeemer will receive (“Redemption List”), and the Cash Amount effective as of the previous Business Day, per individual outstanding Share of each Self-Indexing Fund, will be made available on the Website. As noted above, before commencement of trading on the Exchange on each Business Day, the identities and quantities of the portfolio securities and other assets held by the Self-Indexing Fund that will form the basis for the Self-Indexing Fund’s calculation of NAV at the end of the Business Day will also be made available on the Website. The information provided on the Website will be formatted to be reader-friendly.

The Self-Indexing Funds’ administrator will provide an estimated Cash Amount, adjusted through the close of the trading day, to the relevant Listing Exchange. In addition, the intra-day indicative value or indicative optimized portfolio value, as applicable (the “IIV”), for each Self-Indexing Fund will be calculated and disseminated in accordance with each Self-Indexing Fund’s relevant listing standards. The Listing Exchange will not be involved in, or be responsible for, the calculation of the estimated Cash Amount nor will it guarantee the accuracy or completeness of the estimated Cash Amount. No Self-Indexing Fund will be involved in, or responsible for, the calculation or dissemination of the IIV, and will make no warranty as to its accuracy.

The level of the Underlying Indexes will be disseminated by the relevant Listing Exchange or such other organization authorized by the Affiliated Index Provider in accordance with Commission and Exchange requirements. In addition, these organizations will disseminate levels for each Underlying Index once each trading day based on closing prices in the relevant exchange market. Each Self-Indexing Fund will make available on a daily basis the names and required numbers of each of the Deposit Instruments in a Creation Unit as well as information regarding the Cash Amount.31

31 The NSCC’s system for the receipt and dissemination to its participants of the Creation List and Redemption List was designed for portfolios consisting entirely of equity or fixed income securities, cash and money market instruments. As a result, it is not currently capable of processing information with respect to Short Positions and Financial Instruments. Therefore, for the Long/Short Funds, the Adviser will provide full portfolio holdings disclosure on the Website and will develop an “IIV File,” which it will use to disclose the Self-Indexing Funds’ summary of portfolio holdings, including of Short Positions and Financial Instruments which can be used to calculate intraday NAVs, until such time (or perhaps longer, if the Trust deems it advisable) as the NSCC can process such information. Before the opening of business on each Business Day (i) the Trust, Adviser or other third party, on the Trust’s behalf, will make the IIV File available for download from the Adviser’s Secure FTP site; and (ii) the Adviser will disclose on the Website the identities and quantities of Portfolio Securities, Short Positions and Financial Instruments of each Long/Short Fund that will form the basis for the Self-Indexing Funds’ calculation of NAV at the end of the Business Day.

At the end of each Business Day, the Trust will prepare the next day’s Deposit Instruments and Redemption Instruments for the Self-Indexing Funds and send this information to the transfer agent, Custodian or index receipt agent, as applicable. The same evening, that party will add to this the Balancing Amount effective as of the close of business on that Business Day and create a portfolio composition file (“PCF”) for each Self-Indexing Fund, which it will transmit to NSCC before the start of the next Business Day. The PCF will include information on the cash and money market instruments in the Self-Indexing Fund’s portfolio and be available to all NSCC members, as well as through third-party data vendors. Except as discussed below, the PCF will provide information sufficient to calculate the IIV for the Self-Indexing Funds during the next Business Day and disclose the full portfolio that will be the basis for the next day’s NAV calculation. The portfolio holdings disclosure on the Website will contain information sufficient by itself for market participants to calculate a Fund’s IIV during the next Business Day and effectively arbitrage the Fund.32

Because bonds typically trade through “over-the-counter” or “OTC” transactions, information about the intra-day prices of such bonds comes from a variety of sources. With respect to Fixed Income Funds, this information includes: (i) executed bond transactions as reported on the FINRA’s Trace Reporting and Compliance System (“TRACE” or the “TRACE System”); (ii) intra-day prices obtained directly from broker-dealers, and/or (iii) intra-day prices obtained from subscription services, such as Bloomberg. For these purposes, “intra-day prices” may include executed transaction prices, executable prices or indicative prices, all of which are available to Authorized Participants and other investors from major broker-dealers. “Executed transaction prices,” as the term suggests, are the prices at which completed bond transactions actually occurred, such as those executed transactions reported on TRACE or other transaction reporting systems. “Executable quotations” are price quotations provided by broker-dealers that indicate the price at which such broker-dealer would buy or sell a specified amount of securities. “Indicative quotations” are price quotations provided by broker-dealers that, while not necessarily executable, provide an indication of the price at which such broker-dealer would buy or sell a specified amount of securities.

32 The NSCC’s system for the receipt and dissemination to its participants of the PCF was designed for portfolios consisting entirely of equity or fixed income securities, cash and money market instruments. As a result, it is not currently capable of processing information with respect to Short Positions and Financial Instruments.

As previously noted, one source of intra-day U.S. bond prices is the TRACE system. The TRACE system reports executed prices on corporate bonds. The development of the TRACE system provides evidence that transparency in the U.S. bond market is increasing. TRACE reported prices are available without charge on FINRA’s website on a “real time” basis (subject to a fifteen minute delay as of July 1, 2005) and also are available by subscription from various information providers (e.g., Bloomberg). In addition, Authorized Participants and other market participants, particularly those that regularly deal or trade in bonds have access to intra-day bond prices from a variety of sources other than TRACE. One obvious source of information for Authorized Participants is their own trading desks. Applicants understand that many Authorized Participants already make markets in the bonds included in the Underlying Indexes and that, when acting as such, they have access to intra-day bond prices through their own trading desks and will be able to assess the intra-day value of each Self-Indexing Fund’s Deposit Instruments using this information. Market participants, particularly large institutional investors, regularly receive executable and indicative quotations on bonds from broker-dealers. Authorized Participants and other market participants also can obtain bond prices by subscription from third parties through on-line client-based services.33

As discussed herein, the Website, accessible to all investors at no charge, will publish the current version of the Prospectus and SAI, the Portfolio Securities and relevant Underlying Index for each Self-Indexing Fund, the prior business day’s NAV and the market closing price or the midpoint of the bid/ask spread at the time of the calculation of such NAV (“Bid/Ask Price”), and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV and, each Business Day before the commencement of trading of Shares on the Exchange, the identities and quantities of the portfolio securities and other assets held by each Self-Indexing Fund that will form the basis for the Self-Indexing Fund’s calculation of NAV at the end of the Business Day. The Website will be publicly available prior to the public offering of Shares. The Exchange also disseminates or will disseminate a variety of data such as Total Cash Amount Per Creation Unit, Shares Outstanding and NAV with respect to each Self-Indexing Fund on a daily basis by means of CTA and CQ High Speed Lines.

The closing prices of each Self-Indexing Fund’s Deposit Instruments and Short Positions will be readily available from, as applicable, the relevant Listing Exchange, automated quotation systems, published or other public sources, such as TRACE, or on-line subscription based information services such as Quotron, Bloomberg or Reuters. Similarly, information regarding market and prices and volume of Shares will be broadly available on a real time basis throughout the trading day. In addition, Applicants expect, given the past history of other Prior ETFs, that Shares will be followed closely by stock market and mutual fund professionals as well as investment advisers, who will offer their analysis of why investors should purchase, hold, sell or avoid Shares. In conclusion, Exchange listing of Shares should help ensure that there is a substantial amount of raw data available, and that such data is packaged, analyzed and widely disseminated to the investing public.

33 “[M]ost professional market participants, dealers, investors and issuers have access to reliable bond price data through commercial vendors.” Statement of William H. James of the Bond Market Association before the House Committee on Commerce Subcommittee on Finance and Hazardous Materials, September 29, 1998, reported in The Bond Market Association—Legislative Issues (discussing the increasing availability of pricing information in all sectors of the bond market).

P.	Public Representations

Applicants will take such steps as may be necessary to avoid confusion in the public’s mind between the Self-Indexing Funds and a traditional “open-end investment company” or “mutual fund.” For example, with respect to disclosure in the Self-Indexing Fund’s Prospectus concerning the description of a Self-Indexing Fund and the non-redeemability of Shares, the Self-Indexing Funds will observe the following policies: (1) the term “mutual fund” will not be used except to compare and contrast a Self-Indexing Fund with conventional mutual funds and (2) the term “open-end management investment company” will be used in the Self-Indexing Fund’s Prospectus only to the extent required by Form N-1A or other securities law requirements and this phrase will not be included on the Self-Indexing Fund’s Prospectus cover page or summary.

Although the Trust will be classified and registered under the Act as an open-end management investment company, neither the Trust nor any of its individual Self-Indexing Funds will be advertised or marketed or otherwise “held out” as a traditional open-end investment company or a mutual fund. Instead, each Self-Indexing Fund will be marketed as an “ETF.” To that end, the designation of the Self-Indexing Funds in all marketing materials will be limited to the terms “ETF,” “investment company,” “fund” and “trust” without reference to an “open-end fund” or a “mutual fund,” except to compare and contrast the Self-Indexing Funds with traditional open-end management investment companies (which may be referred to as “mutual funds”). All marketing materials that describe the features or method of obtaining, buying or selling Creation Units, or Shares traded on an Exchange, or refer to redeemability, will prominently disclose that Shares are not individually redeemable and will disclose that the owners of Shares may acquire those Shares from the Self-Indexing Fund, or tender such Shares for redemption to the Self-Indexing Fund in Creation Units only. The same approach will be followed in connection with investor educational materials issued or circulated in connection with the Share. After a Self-Indexing Fund has traded for twelve months or more, any advertising or sales literature will provide supplementary information on market premiums or discounts relative to the NAV to enable present and prospective shareholders to evaluate the relative desirability of the Shares’ intraday marketability versus a conventional mutual fund’s redeemability at NAV at every trading day’s closing NAV.

The primary disclosure document with respect to the Shares will be the Self-Indexing Fund’s Prospectus. As with all investment company securities, the purchase of Shares in Creation Units will be accompanied or preceded by statutory prospectus or Summary Prospectus.34

34 Pursuant to Rule 498 of the Securities Act, to the extent that a Summary Prospectus is delivered, the statutory prospectus will be provided online, and will be sent upon request.

The Self-Indexing Funds will provide copies of their annual and semi-annual shareholder reports to DTC participants for distribution to shareholders. The above policies and format will also be followed in all reports to shareholders.

The Prospectus for each Self-Indexing Fund will prominently disclose that the Underlying Indexes are created and sponsored by an affiliated person of the Adviser.

Q.	Procedure by Which Shares Will Reach Investors; Disclosure Documents

Based on the experience of Prior ETFs, Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units of a Self-Indexing Fund. One is the institutional investor that desires to keep a portion of its portfolio indexed to the relevant Underlying Index and finds Shares a cost effective means to do so, with the added benefit of exchange-traded liquidity should it wish to sell some or all of its holding. Institutional investors may also wish to purchase or redeem Creation Units of a Self-Indexing Fund to take advantage of the potential arbitrage opportunities in much the same manner as the arbitrageurs discussed in the next sentence. The other likely institutional investor is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares on an Exchange versus the aggregate value of the Portfolio Securities held by such Self-Indexing Fund. Applicants do not expect that arbitrageurs will hold positions in Shares for any length of time unless the positions are appropriately hedged. Applicants believe that arbitrageurs will purchase or redeem Creation Units of a Self-Indexing Fund in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market, as well as keep the market price of Shares close to their NAV. Lastly, Applicants observe that Market Makers, acting in their roles to provide a fair and orderly secondary market for the Shares, may from time to time find it appropriate to purchase or redeem Creation Units in connection with their market-making activities.

In the above examples, those who purchase Shares in Creation Units may hold such Shares or may, at the time of purchase or at a later time, sell such Shares into the secondary market. Applicants expect that secondary market purchasers of Shares will include both institutional investors and “retail” investors for whom such Shares provide a useful, “retail-priced” exchange-traded mechanism for investing in the country, industry, market, market segment or market sector represented by the relevant Underlying Index. The price at which Shares trade will be disciplined by arbitrage opportunities created by the option continually to purchase or redeem Shares in Creation Units, which should help to ensure that Shares will not trade at a material discount or premium in relation to their NAV.

As described above, Shares in Creation Units will be offered continuously to the public. Because new Shares may be created and issued on an ongoing basis, at any point during the life of the relevant Self-Indexing Fund, a “distribution,” as such term is used in the Securities Act, may be occurring.

The Distributor is a broker-dealer registered under the Exchange Act and will act as the distributor and principal underwriter of Shares in Creation Units on an agency basis. The Distributor will deliver a confirmation and prospectus to purchasers of Creation Units and maintain a record of instructions given to the Trust to implement the delivery of Shares.

III.	RELIEF REQUESTED RELATED TO THE ESTABLISHMENT AND OPERATION OF THE FUNDS AS ETFS AND PURCHASES AND SALES OF THEIR SHARES IN EXCESS OF THE LIMITS IMPOSED BY SECTION 12(d)(1) OF THE ACT.

A.	Summary of this Application Relating to the Establishment and Operation of the Self-Indexing Funds as ETFs

Applicants seek an Order from the Commission permitting (1) the Self-Indexing Funds to issue Shares that are redeemable in Creation Units only; (2) secondary market transactions in Shares on an Exchange at negotiated prices, rather than at the current offering price; (3) certain affiliated persons of each Self-Indexing Fund to deposit securities into, and receive securities from, each Self-Indexing Fund in connection with the purchase and redemption of Creation Units, all as more fully set forth below; and (4) an International or Global Fund to provide payment or satisfaction of redemption requests in periods exceeding seven days in certain circumstances.

The Relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act:

“if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of. . . [the Act].”

Applicants believe that Shares of each Self-Indexing Fund will afford significant benefits in the public interest. Among other benefits, availability of Shares should provide increased investment opportunities, which should encourage diversified investment; provide in the case of individual tradable Shares, a relatively low-cost, market-basket security for small and middle-sized accounts of individuals and institutions that would be available at intra-day prices reflecting minute-by-minute market conditions rather than only closing prices; make available a vehicle that would track the selected Underlying Indexes more closely than most alternative market-basket investments due, in part, to the realization of efficiencies, cost savings and economies of scale; provide a security that should be freely available in response to market demand; provide competition for comparable products available in both foreign and U.S. markets; attract capital to the U.S. markets; provide enhanced liquidity; facilitate the implementation of diversified investment management techniques; and a more tax efficient investment vehicle than most traditional mutual funds or closed-end funds.

The Commission has indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests” from provisions of the Act that would inhibit “competitive development of new products and new markets offered and sold in or from the United States.” Investment Company Act Release No. 17534 (June 15, 1990), at 84. The Shares

proposed to be offered would provide to both retail and institutional investors, new exchange-traded investment company products representing interests in targeted securities markets. As such, Applicants believe the Shares of the Self-Indexing Funds are appropriate for exemptive relief under Section 6(c).

Applicants have made every effort to achieve their stated objectives in a manner consistent with existing statutory and regulatory constraints and within the substantive limits of exemptive relief previously granted to others. They have concluded that in-kind redemption of Creation Units of the
Self-Indexing Funds to the maximum extent practicable as described herein will be essential in order to minimize the need for selling securities of a Self-Indexing Fund’s portfolio to meet redemptions, to permit the maximum amount of resources of each Self-Indexing Fund to be used to track the Underlying Index and to alleviate the inappropriate taxation of ongoing shareholders.

With respect to the exemptive relief specified below regarding Sections 17(a)(1) and
17(a)(2), relief is requested pursuant to Section 17(b), which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

“terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned. . . and the proposed transaction is consistent with the general purposes of [the Act].”

The sale and redemption of Creation Units of each Self-Indexing Fund is on the same terms for all investors, whether or not such investor is an affiliate. In each case, Creation Units are sold and redeemed by each Self-Indexing Fund at their NAV. The Portfolio Deposit for a Self-Indexing Fund is based on a standard applicable to all investors and valued in the same manner in all cases. Such transactions do not involve “overreaching” by an affiliated person. Accordingly, Applicants believe the proposed transactions described herein meet the Section 17(b) standards for relief because the terms of such proposed transactions, including the consideration to be paid or received for the Creation Units, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions will be consistent with the policy of each Self-Indexing Fund and will be consistent with the investment objectives and policies of each Fund of Funds as described herein and are consistent with the general purposes of the Act.

Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act. The exemptions and Order requested are also substantially similar to those granted in Prior Index-Based Orders.

B.	Summary of this Application with Respect to Section 12(d)(1) of the Act

Applicants also seek an Order from the Commission permitting both Investing Management Companies and Investing Trusts to acquire Shares of the Self-Indexing Funds beyond the limits of Section 12(d)(1)(A) of the Act and permitting such Self-Indexing Funds, their Distributor and Brokers to sell Shares of each such Self-Indexing Fund to Funds of Funds in excess of the limits of Section 12(d)(1)(B) of the Act. In addition, pursuant to Sections 6(c) and 17(b), Applicants request an exemption from Section 17(a) of the Act to permit each Self-Indexing Fund to sell its Shares to, and redeem its Shares from, a Fund of Funds that owns 5% or more of the Self-Indexing Fund’s Shares.

The 12(d)(1) Relief is requested pursuant to Section 12(d)(1)(J) of the Act. Applicants submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) coincident with the evolution of investment companies investing in other investment companies. Applicants submit that the structure of the proposed transaction as well as the proposed conditions to the relief from the limitations of Section 12(d)(1) requested in this Application, including the requirement that Funds of Funds enter into a FOF Participation Agreement, adequately address the concerns underlying the applicable limits in Section 12(d)(1), and that the requested exemption is consistent with the public interest and the protection of investors. Applicants believe that the exemptions requested from Section 12(d)(1) as set forth in this Application are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act. Applicants assert that the relief and order requested is substantially similar to that granted to the Prior ETFs.

C.	Benefits of the Proposal

1.	General.

The typical ETF allows investors to trade a standardized portfolio of securities in a size comparable to a share of common stock. Trading in exchange-basket products is an important investment strategy, due in part to the widely acknowledged benefits of diversification and in part to the attraction of baskets selected from a market segment or industry sector that investors want to incorporate into their portfolio to express a specific investment theme or to participate in an economic/investment trend. The popularity of current ETFs, including but not limited to the Prior ETFs, all of which are basket products, is ample testimony to the fact that this basket structure has proven attractive to investors.

2.	Intra-Day Trading

Investors have also been drawn to the liquidity provided by many ETFs. In contrast to traditional open-end mutual funds which do not provide investors the ability to trade throughout the day, Shares of the Self-Indexing Funds will be listed on an Exchange and will trade throughout the Listing Exchange’s regular trading hours. Applicants believe that the price at which Shares trade will be disciplined by arbitrage opportunities created by the option continually to purchase or redeem Shares in Creation Units, which should help prevent Shares from trading at a material discount or premium in relation to their NAV, in sharp distinction to closed-end investment companies. The continuous ability to purchase and redeem Shares in Creation Units also means that Share prices in secondary trading should not ordinarily be greatly affected by limited or excess availability.

3.	Maintaining a Competitive Position in the International Financial Community

To maintain a competitive position in global securities markets, U.S. participants must respond to new developments and encourage the development of new products. Innovative financial vehicles such as the Self-Indexing Funds will provide investors greater access to U.S. markets. By providing a wide range of investors with a U.S. exchange-traded security that permits participation in significant segments of various domestic and global securities markets, Applicants believe that the proposed new basket securities will benefit both investors and the markets. Section 6(c) provides a means for the Commission to respond to evolving domestic and international financial market developments not specifically contemplated when the Act was passed and a mechanism to permit innovation which serves the public interest. Applicants believe the Commission is aware of substantial interest in these products outside the United States resulting largely from the success of the products in the United States. Indeed, ETFs are now listed on various international exchanges, such as those in Belgium, Canada, France, Germany, Hong Kong, Japan, the Netherlands, Singapore, South Korea, Switzerland, Turkey and the United Kingdom, among others.

4.	Introducing Additional Competition into the U.S. ETF Market

Applicants submit that granting the requested Relief will introduce greater competition into the U.S. ETF market by allowing new ETF sponsors to offer their products. Applicants note that many ETFs trading today are managed by a small number of advisers, some of whom hold exclusive licenses to established financial indices. In addition, many of the ETFs currently trading that invest in non-U.S. equity and/or fixed income securities are offered by only a few ETF advisers. Applicants believe that the Underlying Indexes and rules-based portfolio selection methods will create new and attractive investment choices for consumers, and should be available to investors so long as their product design has solved potential conflicts of interest. Applicants believe that the potential conflicts of interest have been addressed as discussed in Section III.D.3. below.

D.	The Trust and its Self-Indexing Funds Do Not Raise Concerns

1.	Structure and Operation of The Trust and its Self-Indexing Funds Compared to Prior ETFs

Applicants believe that the structure, and operation of the Trust and its Self-Indexing Funds will be extremely similar to that of the Prior ETFs discussed in this Application. As discussed below, the liquidity of each Self-Indexing Fund’s Portfolio Securities, the portfolio transparency, the arbitrage mechanism, the level and detail of information contained in the Prospectus for each Self-Indexing Fund, as well as that displayed on the Website, will be extremely familiar to investors of Prior ETFs. Consequently, Applicants have every expectation that the Self-Indexing Funds will operate very similarly to those domestic and international ETFs trading now in the secondary market.

(a)     Portfolio Transparency, “Front Running” and “Free Riding.”

As discussed throughout this Application, Applicants believe that the information about each Self-Indexing Fund’s Portfolio Holdings will be both public and as extensive as that information now provided by actively managed ETFs currently listed and traded. In addition, each Self-Indexing Fund’s IIV and the current total aggregate market value of each Underlying Index will be disseminated at 15 second intervals throughout the day. Further, the identity of Deposit Instruments, and Redemption Instruments, if different, will be made available to market participants in the same manner and to the same extent as is provided in connection with current ETFs.

Applicants believe that the disclosure of Portfolio Holdings would be unlikely to lead to “front running” (where other persons would trade ahead of the Self-Indexing Fund and the investors assembling the Deposit Instruments for Creation Units) any more than is the case with the ETFs now trading. Similarly, Applicants assert that the frequent disclosures of Portfolio Holdings would not lead to “free riding” (where other persons mirror the Self-Indexing Fund’s investment strategies without paying the Self-Indexing Fund’s advisory fees) any more than such disclosures cause this problem in connection with the ETFs now trading.

(b)     Arbitrage Mechanism.

Applicants assert that the arbitrage opportunities offered by the Trust and its
Self-Indexing Funds will be the same as those offered by existing ETFs. Therefore, Applicants believe that the secondary market prices of the Shares will closely track their respective NAVs or otherwise correspond to the fair value of their underlying portfolios. The Commission has granted exemptive relief to existing ETFs in large part because their structures enable efficient arbitrage, thereby minimizing the premium or discount relative to such ETFs’ NAV. Portfolio transparency has been recognized by market commentators and analysts, as well as by the Commission itself, to be a fundamental characteristic of current ETFs. This transparency is acknowledged to facilitate the arbitrage mechanism described in many of the applications for relief submitted by existing ETFs.

Applicants have every reason to believe that the design, structure and transparency of the Self-Indexing Funds will result in an arbitrage mechanism as efficient and robust as that which now exists for current ETFs. Applicants expect that the spread between offer and bid prices for Shares will be very similar to such spreads experienced for shares of existing ETFs.

Therefore, in light of the portfolio transparency and efficient arbitrage mechanism inherent in each Self-Indexing Fund’s structure, Applicants submit that the secondary market prices for Shares of such Self-Indexing Funds should be close to NAV and should reflect the value of each Self-Indexing Fund’s portfolio.

2.	Investor Uses and Benefits of Products

Applicants believe that the Trust and its Self-Indexing Funds will offer a variety of benefits that will appeal to individual and institutional investors alike. Applicants assert that these will be identical or substantially similar to the benefits offered by current ETFs. These benefits include flexibility, tradability, availability, certainty of purchase price and tax efficiencies. Equally of interest to investors will be the relatively low expense ratios of the Self-Indexing Funds, as compared to those of their directly competitive traditional mutual funds, due to their in-kind efficiencies in portfolio management as well as other reduced infrastructure costs. Reductions in the cost of trading, clearing, custody processes, shareholder reporting and accounting experienced by ETFs currently trading should be similarly experienced by the Trust and its Self-Indexing Funds. The last, but by no means least important benefit, is that investors will have access to extensive information regarding the Portfolio Holdings of each Self-Indexing Fund, and Deposit/Redemption Instruments. Applicants believe that this updated information will be used also by fund analysts, fund evaluation services, financial planners and advisers and broker dealers, among others, and will enhance general market knowledge about the Self-Indexing Fund’s holdings as well as the performance of its Adviser and/or Sub-Adviser.

Applicants have made every effort to structure the Self-Indexing Funds in a way that would not favor creators, redeemers and arbitrageurs over retail investors buying and selling in the secondary market. Given that each Self-Indexing Fund will be managed to replicate or closely track its Underlying Index, neither the Adviser nor Sub-Adviser will have latitude to change or specify certain Deposit or Redemption Instruments to favor an affiliate.

3.	The Commission Should Grant the Exemptive Relief Requested in this Application

In summary, Applicants believe that the Trust and all of its Self-Indexing Funds will operate in the same manner as existing ETFs, provide necessary safeguards against shareholder discrimination and potential conflicts of interest, and create no new regulatory concerns. Applicants submit that the benefits offered to potential investors are varied and useful, and that the Trust and its Self-Indexing Funds are appropriate candidates for the requested Relief.

Based on the foregoing, Applicants respectfully request the Relief as set forth below.

IV.	REQUEST FOR ORDER

A.	Legal Analysis: ETF Relief

1.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)

Section 5(a)(1) of the Act defines an “open-end company” as “a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.” The term “redeemable security” is defined in Section 2(a)(32) of the Act as:

“any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.”

Applicants believe that the Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security and, consequently, each Self-Indexing Fund could be viewed as satisfying the definitional requirement of an open-end company offering for sale a redeemable security of which it is the issuer. Shares are securities “under the terms of which” an owner may receive his proportionate share of the Self-Indexing Fund’s current net assets; the unusual aspect of such Shares is that its terms provide for such a right to redemption only when such individual Shares are aggregated with a specified number of such other individual Shares that together constitute a redeemable Creation Unit. Because the redeemable Creation Units of a Self-Indexing Fund can be unbundled into individual Shares that are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met if such individual Shares are viewed as non-redeemable securities. In light of this possible analysis, Applicants request an order to permit each Self-Indexing Fund to register as an open-end management investment company and issue individual Shares that are redeemable only in Creation Units as described herein.

Creation Units will always be redeemable in accordance with the provisions of the Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Units for redemption. Moreover, listing and trading on an Exchange will afford all holders of Shares the benefit of intra-day liquidity. Because Creation Units may always be purchased and redeemed at NAV (less certain transactional expenses), the price of Creation Units on the secondary market and the price of the individual Shares of a Creation Unit, taken together, should not vary materially from the NAV of Creation Unit.

Moreover, Applicants believe that the existence of Shares does not appear to thwart the purposes of any other provision of the Act that, but for the exemption requested herein with respect to Sections 2(a)(32) and 5(a)(1), would be applicable to each Self-Indexing Fund.

Applicants believe that permitting each Self-Indexing Fund to register as an open-end investment company and issue redeemable Creation Units of individual Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and, accordingly, Applicants hereby request that an order of exemption be granted.

2.	Exemption from the Provisions of Section 22(d) and Rule 22c-1

Section 22(d) of the Act provides in part, that:

“no registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus. . .”

Rule 22c-1 provides that:

“no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.”

Shares of each Self-Indexing Fund will be listed on a Listing Exchange and the relevant Market Maker will maintain a market for such Shares. Secondary market transactions in Shares occurring on any Exchange will be effected at negotiated prices, not on the basis of NAV next calculated after receipt of any sale order. The Shares will trade on and away from35 the Listing Exchange at all times on the basis of current bid/offer prices. The purchase and sale of Shares of each Self-Indexing Fund will not, therefore, be accomplished at an offering price described in the Self-Indexing Fund’s Prospectus, as required by Section 22(d), nor will sales and repurchases be made at a price based on the current NAV next computed after receipt of an order, as required by Rule 22c-1.

Applicants believe that the concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing of Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended (1) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) to prevent unjust discrimination or preferential treatment among buyers, and (3) to ensure an orderly distribution system of Shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors Shares at less than the published sales price and who could pay investors a little more than the published redemption price.36

The first two purposes – preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers – would not seem to be relevant issues for secondary trading by dealers in Shares of a Self-Indexing Fund. Secondary market transactions in Shares would not cause dilution for owners of such Shares because such transactions do not directly involve Self-Indexing Fund’s assets. Similarly, secondary market trading in Shares should not create discrimination or preferential treatment among buyers. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, but do not occur as a result of unjust or discriminatory manipulation.

35 Consistent with Rule 19c-3 under the Exchange Act, Exchange members are not required to effect transactions in Shares through the facilities of the Exchange.

36 See Protecting Investors: A Half Century of Investment Company Regulation at 299-303, Investment Company Act Release No. 13183 (April 22, 1983).

With respect to the third possible purpose of Section 22(d), Applicants believe that the proposed distribution system will be orderly. Anyone may sell or acquire Shares either by purchasing them on the Exchange or by creating one or more Creation Units; therefore, no dealer should have an advantage over any other dealer in the sale of such Shares. Indeed, Applicants believe that the presence of the Market Maker will also help to provide an orderly market. In addition, secondary market transactions in Shares should generally occur at prices roughly equivalent to their NAV. If the prices for Shares should fall below the proportionate NAV of the underlying Self-Indexing Fund’s assets, an investor needs only to accumulate enough individual Shares of such Self-Indexing Fund to constitute a Creation Unit in order to redeem such Shares at NAV. Competitive forces in the marketplace should thus ensure that the margin between NAV and the price for Shares in the secondary market remains narrow. Applicants believe that, to date, shares of Prior ETFs have consistently traded on, at, or very close to, their respective NAVs. Applicants have strong reason to believe that the trading experience of Shares should closely resemble that of shares of Prior ETFs.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units and pricing and trading Shares, and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby request that an order of exemption under Section 6(c) be granted in respect of Section 22(d) and Rule 22c-1.

3.	Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)

Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the Act pursuant to Sections 6(c) and 17(b) of the Act to permit certain affiliated persons to effectuate purchases and redemptions “in-kind.”

Section 17(a)(1) of the Act makes it unlawful

“. . . for any affiliated person or promoter of or principal underwriter for a registered investment company . . . or any affiliated person of such a person, promoter, or principal underwriter, acting as principal – knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust . . . by the depositor thereof.”

Section 17(a)(2) of the Act makes it unlawful

“. . . for any affiliated person or promoter of or principal underwriter for a registered investment company. . ., or any affiliated person of such a person, promoter, or principal underwriter, acting as principal knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property except securities of which the seller is the issuer).”

An “affiliated person” of a fund, pursuant to Section 2(a)(3)(A) of the Act, includes “any person directly or indirectly owning, controlling, or holding with the power to vote, 5 per centum or more of the outstanding voting securities of such other person”; and pursuant to Section 2(a)(3)(C) of the Act “any person directly or indirectly controlling, controlled by, or under common control with, such other person.”

Section 2(a)(9) of the Act defines “control” as

“. . . the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company. . .”

The Self-Indexing Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other. In addition, the Self-Indexing Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an “Affiliated Fund”).

Section 17(b) provides that the Commission will grant an exemption from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair and do not involve overreaching on the part of any person concerned; that the proposed transaction is consistent with the policy of each registered investment company concerned; and that the proposed transaction is consistent with the general purposes of the Act.

Past applications of Prior ETFs have suggested the possibility that Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and that relief for a series of ongoing transactions, such as the ongoing sale and redemption of Creation Units, requires an exemption under Section 6(c) of the Act as well. Accordingly, Applicants are also requesting an exemption from Section 17(a) under Section 6(c).37

To the extent that there are twenty or fewer holders of Creation Units of all of the
Self-Indexing Funds or of one or more particular Self-Indexing Funds, some or all of such holders will be at least 5 percent owners of such Self-Indexing Funds, and one or more may hold in excess of 25 percent of such
Self-Indexing Funds, as the case may be and would therefore be deemed to be affiliated persons of such
Self-Indexing Funds either under Section 2(a)(3)(A) or Section 2(a)(3)(C). For so long as such holders of Shares were deemed to be affiliated persons

37 See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

(e.g., so long as twenty or fewer such holders existed), Section 17(a)(1) could be read to prohibit such persons from depositing the Portfolio Deposit with a Self-Indexing Fund in return for Creation Units (an “in-kind” purchase), and likewise, Section 17(a)(2) could be read to prohibit such persons from entering into an “in-kind” redemption procedure with a Self-Indexing Fund. Furthermore, under other circumstances, one or more holders of Shares might each accumulate 5 percent or more of such Self-Indexing Fund’s securities. Also, the Market Maker for the Shares of any relevant Self-Indexing Funds might accumulate, from time to time, 5 percent or more of such Self-Indexing Fund’s securities in connection with such Market Maker’s market-making activities. In addition, one or more holders of Shares, or the Market Maker might from time to time, accumulate in excess of 25 percent of the Shares of one or more Self-Indexing Funds, and such persons would therefore be deemed to be affiliated persons of such Self-Indexing Funds under Section 2(a)(3)(C). Applicants request an exemption to permit persons that are affiliated persons of the Self-Indexing Funds (or affiliated persons of such persons (collectively, “Second-Tier Affiliates”)) solely by virtue of one or more of the following: (1) holding 5% or more, or in excess of 25% of the outstanding Shares of one or more Self-Indexing Funds; (2) an affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25% of the shares of one or more Affiliated Funds, to effectuate purchases and redemptions “in-kind.”

Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making “in-kind” purchases or “in-kind” redemptions of Shares of a Self-Indexing Fund in Creation Units. Both the deposit procedures for “in-kind” purchases of Creation Units and the redemption procedures for “in-kind” redemptions of Creation Units will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number. It is immaterial to a Self-Indexing Fund whether 12 or 1,200 Creation Units exist for such Self-Indexing Fund. All will be issued and redeemed in the same manner. There will be no discrimination between purchasers or redeemers. Deposit Instruments and Redemption Instruments will be valued in the identical manner as those Portfolio Securities currently held by the relevant Self-Indexing Funds and the valuation of the Deposit Instruments and Redemption Instruments will be made in an identical manner regardless of the identity of the purchaser or redeemer.

Applicants also note that the ability to take deposits and make redemptions “in-kind” will help each Self-Indexing Fund to track closely its Underlying Index and therefore aid in achieving the
Self-Indexing Fund’s objectives. Applicants do not believe that “in-kind” purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with each Self-Indexing Fund’s objectives and with the general purposes of the Act. Applicants believe that “in-kind” purchases and redemptions will be made on terms reasonable to Applicants and any affiliated persons because they will be valued pursuant to verifiable objective standards. The method of valuing Portfolio Securities held by a Self-Indexing Fund is identical to that used for calculating “in-kind” purchase or redemption values and therefore creates no opportunity for affiliated persons or Second-Tier Affiliates of Applicants to effect a transaction detrimental to the other holders of Shares of that Self-Indexing Fund. Similarly, Applicants submit that, by using the same standards for valuing Portfolio Securities held by a Self-Indexing Fund as are used for calculating “in-kind” redemptions or purchases, the Self-Indexing Fund will ensure that its NAV will not be adversely affected by such securities transactions.

For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of each Self-Indexing Fund and will be consistent with the investment objectives and policies of each Fund of Funds, and that the proposed transactions are consistent with the general purposes of the Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and purposes fairly intended by the policy and provisions of the Act.

4.	Exemption from the Provisions of Section 22(e) of the Act

Applicants seek an Order of the Commission under Section 6(c) of the Act granting an exemption from Section 22(e) of the Act. Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations Applicants may otherwise have under Rule 15c6-1 under the Exchange Act requiring that most securities transactions be settled within three business days of the trade date.

Section 22(e) of the Act provides that:

“No registered investment company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption, except–

(1)	for any period (A) during which the New York Stock Exchange is closed other than customary weekend and holiday closings or (B) during which trading on the New York Stock Exchange is restricted;

(2)	for any period during which an emergency exists as a result of which (A) disposal by the company of securities owned by it is not reasonably practical or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets; or

(3)	for such other periods as the Commission may by order permit for the protection of security holders of the company.”

Settlement of redemptions for an International or Global Fund will be contingent not only on the securities settlement cycle of the United States market, but also on the delivery cycles in local markets for the underlying foreign securities held by an International or Global Fund. Applicants have been advised that the delivery cycles currently practicable for transferring Redemption Instruments to redeeming investors, coupled with local market holiday schedules, may require a delivery process of up to fourteen (14) calendar days, rather than seven calendar days for an International or Global Fund, in certain circumstances, during the calendar year. Accordingly, with respect to International and Global Funds only, Applicants hereby request relief from the requirement imposed by Section 22(e) to provide payment or satisfaction of redemptions within seven calendar days following the tender of a Creation Unit of such Fund, up to a maximum of fourteen calendar days. Applicants request that relief be granted such that International and Global Funds holding Redemption Instruments which require a delivery process in excess of seven calendar days may provide payment or satisfaction of redemptions within not more than the maximum number of calendar days required for such payment or satisfaction in the principal local foreign market(s) where transactions in the Portfolio Securities of each such International or Global Fund customarily clear and settle, but in all cases no later than fourteen calendar days following the tender of a Creation Unit. With respect to Future Funds that will be International or Global Funds, Applicants seek the same relief from Section 22(e) only to the extent that circumstances exist similar to those described herein.

Based on information available to Applicants, although certain holidays may occur on different dates in subsequent years, the number of days, up to a maximum of fourteen calendar days, required to deliver redemption proceeds in any given year will not exceed fourteen calendar days for any of the
Self-Indexing Funds requiring exemptive relief from the provisions of Section 22(e).

The SAI will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days needed to deliver the proceeds for each Global or International Fund.

Applicants believe that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing redemption payments for Creation Units of an International or Global Fund to be made within fourteen calendar days would not be inconsistent with the spirit and intent of Section 22(e). Applicants suggest that a redemption payment occurring within fourteen calendar days following a redemption request would adequately afford investor protection.

Applicants desire to incorporate the creation and redemption mechanism for Creation Units as much as possible into the processing cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Securities of a given International or Global Fund. Currently, it is believed that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to professional participants, and thereby promote the liquidity of the Shares in the secondary market with benefits to all holders thereof. As noted above, Applicants intend to utilize in-kind redemptions to the maximum extent possible principally as a method of assuring the fullest investment of Self-Indexing Fund’s assets in Portfolio Securities. Applicants are not seeking relief from Section 22(e) with respect to International and Global Funds that do not effect creations and redemptions of Creation Units in-kind.

If the requested Relief is granted, Applicants intend to disclose in each International and Global Fund’s SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, the Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for relief from the strict seven-day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.

Applicants note that exemptive relief from Section 22(e) substantially identical to the relief sought in this Application was obtained by the Prior ETFs in orders relating to each of those funds.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby respectfully request that an order of exemption be granted under

Section 6(c) in respect of Section 22(e).

B.	Legal Analysis: Fund of Funds Relief

1.	Exemption from the Provisions of Section 12(d)(1) of the Act

Applicants request an exemption to permit Funds of Funds to acquire Shares of the
Self-Indexing Funds in excess of the limits in Section 12(d)(1)(A) of the Act and to permit the Self-Indexing Funds and their principal underwriters and Brokers to sell Shares of the Self-Indexing Funds to Funds of Funds in excess of the limits in Section 12(d)(1)(B) of the Act.

Fund of Funds does not include the Self-Indexing Funds. Each Investing Management Company will be advised by an investment adviser within the meaning of Section 2(a)(20)(A) of the Act (“Fund of Funds Adviser”) and may be sub-advised by investment adviser(s) within the meaning of Section 2(a)(20)(B) of the Act (“Fund of Funds Sub-Adviser”). Any investment adviser to a Investing Management Company will be registered as an investment adviser. Each Investing Trust will have a sponsor (“Sponsor”).

Applicants are requesting an order under Section 12(d)(1)(J) of the Act exempting certain transactions involving the Self-Indexing Funds from Sections 12(d)(1)(A) and Section 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act exempting certain transactions involving the
Self-Indexing Funds from Section 17(a) of the Act. The requested exemption would permit the Fund of Funds to acquire Shares in each of the Self-Indexing Funds beyond the limitations in Section 12(d)(1)(A). Applicants are also requesting relief from

Sections 17(a)(1) and (2) to permit each Self-Indexing Fund to sell its Shares to, and redeem its Shares from, a Fund of Funds when the Self-Indexing Fund is an affiliated person of the Fund of Funds.

Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any other broker-dealer from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally.

(a)     Exemption Under Section 12(d)(1)(J) of the Act

The National Securities Markets Improvement Act of 1996 (“NSMIA”)38 added Section 12(d)(1)(J) to the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under Section 12(d)(1)(J), “the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.”39 Applicants submit that the proposed conditions to the 12(d)(l) Relief requested in this Application, including the requirement that each Fund of Funds enter into a FOF Participation Agreement (defined below) with the relevant Self-Indexing Fund, adequately address the concerns underlying the applicable limits in Section 12(d)(1)(A), and that the requested exemption is consistent with the public interest and the protection of investors. Applicants also submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) in a “progressive way” as the concept of investment companies investing in other investment companies evolves over time.40

(b)    Concerns Underlying Section 12(d)(1)(J)

Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.41 In enacting

38 H.R. Rep. No. 622, 104th Cong., 2nd Sess., at 43-44 (1996) (“HR 622”).

39 HR 622, Ibid.

40 Id. at 43-44.

41 House Hearings, 76th Cong., 3d Sess., at 113 (1940).

Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.42 As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company:

[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase. . ..43

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).44 These new abuses included: (i) undue influence such as through the threat of large-scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (“PPI Report”).45

Applicants propose a number of conditions designed to address these concerns. Certain of Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Applicants will take steps to ensure that the Fund of Funds comply with any terms and conditions of the requested relief by requesting that a Fund of Funds enter into a written agreement (“FOF Participation Agreement”) as a condition precedent to investing in a Self-Indexing Fund beyond the limits imposed by Section 12(d)(1)(A). The FOF Participation Agreement will require the Fund of Funds to adhere to the terms and conditions of the Requested Order. Condition B.1 limits the ability of a Fund of Funds’ Advisory Group or a Fund of Funds’ Sub-Advisory Group (individually, or in the aggregate) (each defined below) to control a Self-Indexing Fund within the meaning of Section 2(a)(9) of the Act. For purposes of this Application, a “Fund of Funds’ Advisory Group” is defined as the Fund of Funds’ Adviser, or Sponsor, any person controlling, controlled by, or under common control with such Adviser or Sponsor, and any investment company or issuer that would be an investment company but for
Sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Fund of Funds Adviser, the Sponsor, or any person controlling, controlled by, or under common control with such Adviser or Sponsor. For purposes of this Application, a “Fund of Funds’ Sub-Advisory Group” is defined as any Fund of Funds’ Sub-Adviser, any person controlling, controlled by, or under common control with the Sub-Adviser, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act (or portion of such

42 Hearings on S. 3580 Before the Subcomm. of the Comm. on Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

43 House Hearings, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

44 H.R. Rep. No. 91-1382, 91st Cong., 2d Sess., at 11 (1970).

45 Report of the Securities and Exchange Comm. on the Public Policy Implications of Investment Company Growth,

H.R Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

investment company or issuer) advised or sponsored by the Sub-Adviser or any person controlling, controlled by or under common control with the Sub-Adviser. The condition does not apply to the Fund of Funds Sub-Advisory Group with respect to a Self-Indexing Fund for which the Fund of Funds Sub-Adviser or a person controlling, controlled by, or under common control with the Fund of Funds Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

Condition B.2 prohibits Fund of Funds and Fund of Funds Affiliates from causing an investment by a Fund of Funds in a Self-Indexing Fund to influence the terms of services or transactions between a Fund of Funds or a Fund of Funds Affiliate and the Self-Indexing Fund or Self-Indexing Fund Affiliate. “Self-Indexing Fund Affiliate” is defined as an investment adviser, promoter, or principal underwriter of a Self-Indexing Fund and any person controlling, controlled by or under common control with any of these entities. “Fund of Funds Affiliate” is defined as the Fund of Funds Adviser, Fund of Funds
Sub-Adviser, Sponsor, promoter and principal underwriter of a Fund of Funds, and any person controlling, controlled by or under common control with any of these entities.

Conditions B.3, B.4, B.6, B.7 and B.8 are specifically designed to address the potential for a Fund of Funds and certain affiliates of a Fund of Funds (including Underwriting Affiliates) to exercise undue influence over a Self-Indexing Fund and certain of its affiliates. For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Fund of Funds Adviser, Fund of Funds Sub-Adviser, employee or Sponsor of the Fund of Funds, or a person of which any such officer, director, member of an advisory board, Fund of Funds Adviser or Fund of Funds Sub-Adviser, employee or Sponsor is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to the Self-Indexing Fund is covered by Section 10(f) of the Act. Also, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

Condition B.9 is intended to insure that the Self-Indexing Fund’s Board and the Adviser, as well as the Fund of Funds’ board of directors and investment adviser, or trustee and Sponsor, as applicable, understand the terms and conditions of the exemptive order and agree to fulfill their responsibilities under the Order. A representation to this effect is required to be included in the FOF Participation Agreement which must be in effect between the Self-Indexing Fund and a Fund of Funds before an investment is made in excess of Section 12(d)(1)(A).

A Self-Indexing Fund may choose to reject any direct purchase of Creation Units by a Fund of Funds. To the extent a Fund of Funds purchases Shares in the secondary market, a Self-Indexing Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested Order by declining to enter into the FOF Participation Agreement prior to any investment by a Fund of Funds in excess of the limits of Section 12(d)(1)(A). A Self-Indexing Fund would also retain its right to reject any initial investment by a Fund of Funds in excess of the limits in Section 12(d)(1)(A) of the Act by declining to execute a FOF Participation Agreement with a Fund of Funds.

With respect to concerns regarding layering of fees and expenses, Applicants propose several conditions.

Under Condition B.10, before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the Act (“disinterested directors or trustees”), will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Self-Indexing Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Investing Management Company.

In addition to condition B.10 discussed above, conditions B.5 and B.11 of the requested Order are designed to prevent unnecessary duplication or layering of sales charges and other costs. Under Condition B.5, a Fund of Funds Adviser, or a Fund of Funds’ trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Self-Indexing Fund under Rule 12b-1 under the Act) received from a Self-Indexing Fund by the Fund of Funds Adviser, trustee or Sponsor or an affiliated person of the Fund of Funds Adviser, trustee or Sponsor, other than any advisory fees paid to the Fund of Funds Adviser, trustee or Sponsor or its affiliated person by a Self-Indexing Fund, in connection with the investment by the Fund of Funds in the Self-Indexing Fund. Condition B.5 also provides that any Fund of Funds Sub-Adviser will waive fees otherwise payable to the Fund of Funds Sub-Adviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Fund of Funds Sub-Adviser, or an affiliated person of the Fund of Funds Sub-Adviser, other than any advisory fees paid to the Fund of Funds Sub-Adviser or its affiliated person by the Self-Indexing Fund, in connection with any investment by the Fund of Funds in the Self-Indexing Fund made at the direction of the Fund of Funds Sub-Adviser. In the event that the Fund of Funds Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds. Condition B.11 prevents any sales charges or service fees on shares of a Fund of Funds from exceeding the limits applicable to a fund of funds set forth in the NASD Conduct Rule 2830.46

A Fund of Funds may rely on the Order only to invest in Self-Indexing Funds and not in any other registered investment company. The FOF Participation Agreement also will include an acknowledgement from the Fund of Funds that it may rely on the requested Order only to invest in the
Self-Indexing Funds and not in any other investment company. No Self-Indexing Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Self-Indexing Fund to purchase shares of other investment companies for short-term cash management purposes. Thus, in keeping with the PPI Report’s concern with overly complex structures, Applicants submit that the requested 12(d)(1) Relief will not create or give rise to

46 Any references to NASD Conduct Rule 2830 include any successor or replacement FINRA rule to NASD Conduct Rule 2830.

circumstances enabling a Fund of Funds to invest in excess of the limits of Section 12(d)(1)(A) in a
Self-Indexing Fund which is in turn able to invest in another investment company or 3(c)(1) or 3(c)(7) issuer in excess of such limits. In addition to avoiding excess complexity, Applicants believe that the condition requiring that Self-Indexing Funds will not, except to the extent permitted by exemptive relief from the Commission permitting the Self-Indexing Fund to purchase shares of other investment companies for short-term cash management purposes, invest in any other investment company or 3(c)(1) or 3(c)(7) issuer in excess of the limits of Section 12(d)(1)(A) mitigates the concerns about layering of fees.

Applicants note that certain ETFs now trading have been operating under orders granting relief that is virtually identical to the 12(d)(1) Relief requested in this Application. Applicants are not aware of any problems or difficulties encountered by such ETFs or the mutual funds relying upon such orders, and expect that the experience of the Self-Indexing Funds identified herein and Fund of Funds should be the same.

2.	Sections 17(a), 17(b) and 6(c) of the Act

Applicants seek relief from Section 17(a) to permit a Self-Indexing Fund that is an affiliated person, or an affiliated person of an affiliated person, of a Fund of Funds to sell its Shares to and redeem its Shares from a Fund of Funds, and to engage in the accompanying in-kind transactions with the Fund of Funds.47 Although Applicants believe that most Fund of Funds will purchase Shares in the secondary market and will not purchase Creation Units directly from a Self-Indexing Fund, a Fund of Funds might seek to transact in Creation Units directly with a Self-Indexing Fund that is an affiliated person of a Fund of Funds. To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between a Fund of Funds and a Self-Indexing Fund, relief from Section 17(a) would not be necessary. However, the requested relief would apply to direct sales of Shares in Creation Units by a
Self-Indexing Fund to a Fund of Funds and redemptions of those Shares.

Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3) of the Act defines an “affiliated person” of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person and any person directly or indirectly controlling, controlled by, or under common control with, such other person. A Fund of Funds relying on the requested order could own 5% or more of the outstanding voting securities of a
Self-Indexing Fund and in such cases the Self-Indexing Fund would become an affiliated person of the Fund of Funds. In light of this and other possible affiliations, Section 17(a) could prevent a Self-Indexing Fund from selling Shares to and redeeming Shares from a Fund of Funds.

47 Applicants acknowledge that the receipt of compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of Shares of a Self-Indexing Fund or (b) an affiliated person of a Self-Indexing Fund, or an affiliated person of such person, for the sale by the Self-Indexing Fund of its Shares to a Fund of Funds, may be prohibited by section 17(e)(1) of the Act. The FOF Participation Agreement also will include this acknowledgment.

Section 17(b) of the Act authorizes the Commission to grant the Order permitting a transaction otherwise prohibited by Section 17(a) if it finds that: (i) the terms of the proposed transaction, are fair and reasonable and do not involve overreaching on the part of any person concerned; (ii) the proposed transaction is consistent with the policies of each registered investment company involved; and (iii) the proposed transaction is consistent with the general purposes of the Act. The Commission has interpreted its authority under Section 17(b) as extending only to a single transaction and not a series of transactions.

Section 6(c) of the Act permits the Commission to exempt any person or transaction from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Because a Self-Indexing Fund may engage in multiple transactions with a Fund of Funds, Applicants are seeking relief from any transaction in Creation Units between a Self-Indexing Fund and a Fund of Funds that owns 5% or more of a Self-Indexing Fund before the transaction. As mentioned above, Applicants believe that most Fund of Funds will purchase Shares in the secondary market and will not purchase Creation Units directly from a Self-Indexing Fund.

Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by that person. For the reasons articulated in the legal analysis of Section 12(d)(1) above, Applicants submit that, with regard to Section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve overreaching.

Applicants anticipate that there may be Fund of Funds that are not part of the same group of investment companies as the Self-Indexing Funds, but may be subadvised by the Adviser or an entity controlling, controlled by or under common control with the Adviser. Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where a Self-Indexing Fund could be deemed an affiliated person, or an affiliated person of an affiliated person of a Fund of Funds because the Adviser or an entity controlling, controlled by or under common control with the Adviser provides investment advisory services to that Fund of Funds.

Applicants believe that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those Sections.

First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching. Any consideration paid for the purchase or redemption of Shares directly from a Self-Indexing Fund will be based on the NAV of the Self-Indexing Fund in accordance with policies and procedures set forth in the Self-Indexing Fund’s registration statement.

Second, the proposed transactions directly between Self-Indexing Funds and Fund of Funds will be consistent with the policies of each Fund of Funds. The purchase of Creation

Units by a Fund of Funds will be accomplished in accordance with the investment restrictions of the Fund of Funds and will be consistent with the investment policies set forth in the Fund of Funds’ registration statement. The FOF Participation Agreement will require any Fund of Funds that purchases Creation Units directly from a Self-Indexing Fund to represent that the purchase of Creation Units from a Self-Indexing Fund by a Fund of Funds will be accomplished in compliance with the investment restrictions of the Fund of Funds and will be consistent with the investment policies set forth in the Fund of Funds’ registration statement. The proposed transactions also will be consistent with the policies of each Self-Indexing Fund.

Third, Applicants believe that the proposed transactions are consistent with the general purposes of the Act. Applicants also believe that the requested exemptions are appropriate in the public interest. Shares offer Fund of Funds a flexible investment tool that can be used for a variety of purposes. Applicants also submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

V.	EXPRESS CONDITIONS TO THIS APPLICATION

Applicants agree that any order of the Commission granting the requested Relief will be subject to the following conditions:

A.	ETF Relief

1.	The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index-based ETFs.

2.	As long as a Self-Indexing Fund operates in reliance on the requested order, the Shares of such Self-Indexing Fund will be listed on an Exchange.

3.	Neither a Trust nor any Self-Indexing Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire those Shares from the Self-Indexing Fund and tender those Shares for redemption to a Self-Indexing Fund in Creation Units only.

4.	The Website, which is and will be publicly accessible at no charge, will contain, on a per Share basis for each Self-Indexing Fund, the prior Business Day’s NAV and the market closing price or the Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

5.	Each Self-Indexing Fund will post on the Website on each Business Day, before commencement of trading of Shares on the Exchange, the identities and quantities of the portfolio securities and other assets held by the Self-Indexing Fund that will form the basis for the Self-Indexing Fund’s calculation of NAV at the end of the Business Day.

6.	No Adviser or any Sub-Adviser, directly or indirectly, will cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Self-Indexing Fund) to acquire any Deposit Instrument for a Self-Indexing Fund through a transaction in which the Self-Indexing Fund could not engage directly.

B.	Section 12(d)(1) Relief

1.	The members of a Fund of Funds’ Advisory Group will not control (individually or in the aggregate) a Self-Indexing Fund within the meaning of Section 2(a)(9) of the Act. The members of a Fund of Funds’ Sub-Advisory Group will not control (individually or in the aggregate) a Self-Indexing Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Self-Indexing Fund, the Fund of Funds’ Advisory Group or the Fund of Funds’ Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Self-Indexing Fund, it will vote its Shares of the Self-Indexing Fund in the same proportion as the vote of all other holders of the Self-Indexing Fund’s Shares. This condition does not apply to the Fund of Funds’ Sub-Advisory Group with respect to a Self-Indexing Fund for which the Fund of Funds’ Sub-Adviser or a person controlling, controlled by or under common control with the Fund of Funds’ Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

2.	No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in a Self-Indexing Fund to influence the terms of any services or transactions between the Fund of Funds or Fund of Funds Affiliate and the Self-Indexing Fund or a Self-Indexing Fund Affiliate.

3.	The board of directors or trustees of an Investing Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to ensure that the Fund of Funds Adviser and Fund of Funds Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or a Fund of Funds Affiliate from a Self-Indexing Fund or Self-Indexing Fund Affiliate in connection with any services or transactions.

4.

Once an investment by a Fund of Funds in the securities of a Self-Indexing Fund exceeds the limits in Section 12(d)(1)(A)(i) of the Act, the Board of the Self-Indexing Fund, including a majority of the directors or trustees who are not “interested persons” within the meaning of section 2(a)(19) of the Act (“non-interested Board members”), will determine that any consideration paid by the Self-Indexing Fund to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Self-Indexing Fund; (ii) is within the range of consideration that the Self-Indexing Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Self-Indexing Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.	The Fund of Funds Adviser, or trustee or Sponsor of an Investing Trust, as applicable, will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Self-Indexing Fund under Rule 12b-l under the Act) received from a Self-Indexing Fund by the Fund of Funds Adviser, or trustee or Sponsor of the Investing Trust, or an affiliated person of the Fund of Funds Adviser, or trustee or Sponsor of the Investing Trust, other than any advisory fees paid to the Fund of Funds Adviser, Trustee or Sponsor of an Investing Trust, or its affiliated person by the Self-Indexing Fund, in connection with the investment by the Fund of Funds in the Self-Indexing Fund. Any Fund of Funds Sub-Adviser will waive fees otherwise payable to the Fund of Funds Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Self-Indexing Fund by the Fund of Funds Sub-Adviser, or an affiliated person of the Fund of Funds Sub-Adviser, other than any advisory fees paid to the Fund of Funds Sub-Adviser or its affiliated person by the Self-Indexing Fund, in connection with the investment by the Investing Management Company in the Self-Indexing Fund made at the direction of the Fund of Funds Sub-Adviser. In the event that the Fund of Funds Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6.	No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Self-Indexing Fund) will cause a Self-Indexing Fund to purchase a security in any Affiliated Underwriting.

7.

The Board of a Self-Indexing Fund, including a majority of the non-interested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Self-Indexing Fund in an Affiliated Underwriting, once an investment by a Fund of Funds in the securities of the Self-Indexing Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Self-Indexing Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Self-Indexing Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Self-Indexing Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Self-Indexing Fund.

8.	Each Self-Indexing Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by a Fund of Funds in the securities of the Self-Indexing Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

9.	Before investing in a Self-Indexing Fund in excess of the limit in Section 12(d)(1)(A), a Fund of Funds and the applicable Trust will execute a FOF Participation Agreement stating without limitation that their respective boards of directors or trustees and their investment advisers, or trustee and Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in Shares of a Self-Indexing Fund in excess of the limit in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Self-Indexing Fund of the investment. At such time, the Fund of Funds will also transmit to the Self-Indexing Fund a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Self-Indexing Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Self-Indexing Fund and the Fund of Funds will maintain and preserve a copy of the order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10.	Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Investing Management Company including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Self-Indexing Fund in which the Investing Management Company may invest. These findings and their basis will be fully recorded in the minute books of the appropriate Investing Management Company.

11.	Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

12.	No Self-Indexing Fund will acquire securities of an investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent the Self-Indexing Fund acquires securities of another investment company pursuant to exemptive relief from the Commission permitting the Self-Indexing Fund to acquire securities of one or more investment companies for short-term cash management purposes.

VI.	NAMES AND ADDRESSES

The following are the names and addresses of Applicants:

ProShares Trust

ProShare Advisors LLC

7501 Wisconsin Avenue, Suite 1000E

Bethesda, MD 20814

SEI Investments Distribution Co.

1 Freedom Valley Drive

Oaks, PA 19456

All questions concerning this Application should be directed to the persons listed on the cover page of this Application.

ProShares Trust
By: /s/ Louis M. Mayberg*
Name: Louis M. Mayberg
Title: President
Dated: May 14, 2013

ProShare Advisors LLC
By: /s/ Amy R. Doberman
Name: Amy R. Doberman
Title: General Counsel
Dated: May 14, 2013

SEI Investments Distribution Co.
By: /s/ John Munch
Name: John Munch
Title: Secretary
Dated: May 14, 2013

*By: /s/ Amy R. Doberman
Amy R. Doberman
As Attorney-in-fact

AUTHORIZATION

PROSHARE ADVISORS LLC

In accordance with Rule 0-2(c) under the Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Applicants. Amy R. Doberman is authorized to sign and file this document on behalf of ProShare Advisors LLC pursuant to the general authority vested in her as General Counsel.

ProShare Advisors LLC

By: /s/ Amy R. Doberman
Name: Amy R. Doberman
Title: General Counsel
Dated: May 14, 2013

AUTHORIZATION

PROSHARES TRUST

In accordance with Rule 0-2(c) under the Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Applicants. Louis M. Mayberg is authorized to sign and file this document on behalf of ProShares Trust pursuant to resolutions adopted by the Board of Trustees and attached as Exhibit A, and the resolutions attached as Exhibit A are true and complete copies of the resolutions and those resolutions remain in full force and effect.

ProShares Trust

By: /s/ Louis M. Mayberg*
Name: Louis M. Mayberg
Title: President
Dated: May 14, 2013

*By: /s/ Amy R. Doberman
Amy R. Doberman
As Attorney-in-fact

AUTHORIZATION

SEI INVESTMENTS DISTRIBUTION CO.

In accordance with Rule 0-2(c) under the Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Applicants. John Munch is authorized to sign and file this document on behalf of SEI Investments Distribution Co. pursuant to the general authority vested in him as Secretary.

SEI Investments Distribution Co.

By: /s/ John Munch Name: John Munch Title: Secretary
Dated: May 14, 2013

VERIFICATION OF APPLICATION

In accordance with Rule 0-2(d) under the Act, the undersigned says that she has duly executed the attached Application for an order, for and on behalf of ProShare Advisors LLC, that she is the General Counsel of such company; and that all actions taken by the persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

ProShare Advisors LLC

By: /s/ Amy R. Doberman
Name: Amy R. Doberman
Title: General Counsel
Dated: May 14, 2013

VERIFICATION OF APPLICATION

In accordance with Rule 0-2(d) under the Act, the undersigned says that he has duly executed the attached Application for an order, for and on behalf of ProShares Trust, that he is the President of such trust; and that all actions taken by the persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ProShares Trust

By: /s/ Louis M. Mayberg*
Name: Louis M. Mayberg
Title: President
Dated: May 14, 2013

*By: /s/ Amy R. Doberman
Amy R. Doberman
As Attorney-in-fact

VERIFICATION OF APPLICATION

In accordance with Rule 0-2(d) under the Act, the undersigned says that he has duly executed the attached Application for an order, for and on behalf of SEI Investments Distribution Co., that he is the Secretary of such company; and that all actions taken by the persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

SEI Investments Distribution Co.

By: /s/ John Munch Name: John Munch Title: Secretary
Dated: May 14, 2013

Exhibit A

Resolutions of ProShares Trust

RESOLVED:

That ProShares Trust be, and it hereby is, authorized to prepare and file with the U.S. Securities and Exchange Commission an application for an exemptive order (“Order”), and any and all amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940, granting an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, pursuant to Sections 6(c) and 17(b) of the Act from

Sections 17(a)(1) and 17(a)(2) of the Act and pursuant to Section 12(d)(1)(J) of the Act from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act; and it is further

RESOLVED:

That ProShares Trust ratify any and all actions previously taken in connection with the preparation and filing with the U.S. Securities and Exchange Commission of an application for the Order, and any and all amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940, granting an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, pursuant to Sections 6(c) and

17(b) of the Act from Sections 17(a)(1) and 17(a)(2) of the Act and pursuant to

Section 12(d)(1)(J) of the Act from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act; and it is further

RESOLVED:	That ProShares Trust be, and it hereby is, authorized to take any and all other actions as are reasonable or necessary to obtain the Order.

RESOLVED:	That the officers of the Trust be and they hereby are, authorized and directed, with the assistance of legal counsel, in the name of and on behalf of the Trust to prepare, execute and file with the SEC under the 1940 Act, one or more applications for orders of exemption or approval and to prepare, execute and make any and all filings, requests for interpretation or no-action relief or exemption from or under the statutes and regulations of the United States of America and such other jurisdictions as such officers determine to be necessary or appropriate with respect to the Trust; and it is further

RESOLVED:	That each officer of the Trust be, and he/she hereby is, authorized and directed on behalf of the Trust to take any and all actions deemed necessary or appropriate or desirable, in their judgment or upon advice of counsel, to carry out the foregoing resolutions.

Resolutions of ProShare Advisors LLC

RESOLVED:	That ProShare Advisors LLC be, and it hereby is, authorized to prepare and file with the U.S. Securities and Exchange Commission an application for an exemptive order (“Order”), and any and all amendments thereto, pursuant to

Section 6(c) of the Investment Company Act of 1940, granting an exemption from

Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, pursuant to Sections 6(c) and 17(b) of the Act from Sections 17(a)(1) and 17(a)(2) of the Act and pursuant to Section 12(d)(1)(J) of the Act from Sections 12(d)(1)(A) and

12(d)(1)(B) of the Act; and it is further

RESOLVED:

That ProShare Advisors LLC ratify any and all actions previously taken in connection with the preparation and filing with the U.S. Securities and Exchange Commission of an application for the Order, and any and all amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940, granting an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, pursuant to Sections 6(c) and 17(b) of the Act from Sections 17(a)(1) and 17(a)(2) of the Act and pursuant to

Section 12(d)(1)(J) of the Act from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act; and it is further

RESOLVED:	That ProShare Advisors LLC be, and it hereby is, authorized to take any and all other actions as are reasonable or necessary to obtain the Order; and it is further

RESOLVED:	That the officers of ProShare Advisors LLC be and they hereby are, authorized and directed, with the assistance of legal counsel, in the name of and on behalf of ProShare Advisors LLC to prepare, execute and file with the U.S. Securities and Exchange Commission under the Investment Company Act of 1940, one or more applications for orders of exemption or approval and to prepare, execute and make any and all filings, requests for interpretation or no-action relief or exemption from or under the statutes and regulations of the United States of America and such other jurisdictions as such officers determine to be necessary or appropriate with respect to ProShare Advisors LLC; and it is further

RESOLVED:	That each officer of ProShare Advisors LLC be, and he/she hereby is, authorized and directed on behalf of ProShare Advisors LLC to take any and all actions deemed necessary or appropriate or desirable, in their judgment or upon advice of counsel, to carry out the foregoing resolutions.